Form 20-F
period 2024-12-31
Hesai Group
filed 2025-04-01
CIK 1861737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

10th Floor, Building A

No. 658 Zhaohua Road, Changning District

Shanghai 200050

People’s Republic of China

(Address of principal executive offices)

Andrew Fan, Chief Financial Officer

10th Floor, Building A

No.658 Zhaohua Road, Changning District

Shanghai 200050

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

As of December 31, 2024, there were 131,159,711 ordinary shares outstanding, par value of US$0.0001 per share, being the sum of 101,143,806 Class B ordinary shares, par value of US$0.0001 per share and 30,015,905 Class A ordinary shares, par value of US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADAS” are to advanced driver-assistance systems;
●	“ADSs” are to American depositary shares, each of which represents one Class B ordinary share;
●	“ASIC” are to application-specific integrated circuits;
●	“channel” are to the ranging channel in the context of lidar, implicitly referring to a pair of transceiver modules, including one laser and one detector;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“design win” are to the number of vehicle models that select our technology for the ADAS applications to be incorporated into such vehicle models;
●	“Hertz Center” are to a dedicated in-house manufacturing facility located in Hangzhou, Zhejiang Province, China;
●	“Hesai,” “we,” “us,” “our company” and “our” are to Hesai Group, our Cayman Islands holding company, and its subsidiaries, including Hesai Technology, and “Hesai Technology” are to Hesai Technology Co., Ltd. and its subsidiaries in mainland China and elsewhere. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by Hesai Technology;
●	“lidar” are to light detection and ranging, a remote sensing method that uses light to measure the distance or range of objects;
●	“Maxwell Center” are to an advanced research and development and intelligent manufacturing center located in Shanghai, China;
●	“nm” are to nanometer;
●	“OEM” are to original equipment manufacturer;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“Robotics” are to autonomous vehicle fleets providing passenger and freight mobility services, robotics and other non-automotive industries, such as automated guided vehicles/autonomous mobile robots, delivery robots, agricultural vehicles, wide industrial applications such as port and yard automation, and stationary applications;

●	“RX” are to laser receiver;
●	“Shanghai Hesai” are to Hesai Technology Co., Ltd.;
●	“TX” are to laser transmitter; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.0000, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	the trends in, expected growth and the market size of the ADAS and Robotics industries;
●	the market for and adoption of lidar and related technology;
●	our ability to produce high-quality products with wide market acceptance;
●	the success of our customers in developing and commercializing products using our solutions, and the market acceptance of those products;
●	our ability to introduce new products that meet our customers’ requirement;
●	our expectations regarding the effectiveness of our marketing initiatives and the relationship with our third-party partners;
●	competition in our industry;
●	our ability to recruit and retain qualified personnel;
●	government policies and regulations relating to our industry;
●	our ability to protect our systems and infrastructures from cyber-attacks;
●	general economic and business conditions globally and in China; and
●	assumptions underlying or related to any of the foregoing.

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

Permissions Required from the PRC Authorities for Our Operations

To the extent that the discussions in this section on permissions from mainland China authorities relate to matters of mainland China law, it is the opinion of Fangda Partners, our mainland China counsel. Under mainland China laws and regulations, we are required to obtain or complete a number of licenses, approvals, registrations, filings and other permissions for our operation, including without limitation, the recordation certificate of declaration units or consignor record return receipt for our import and export business, the fixed source discharge registration return receipt for the pollutant emissions from our production process, the permit for discharging sewage into the drainage pipelines, and the type approval certificate for radio transmitting equipment and record-filing of sale of radio transmitting equipment for certain of our products. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.” The expansion of our manufacturing facilities is also subject to a number of government supervision and approval procedures. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — The expansion of our manufacturing facilities may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.” As of December 31, 2024, we had obtained all required permissions that are material for our current operation.

On September 24, 2024, the Cyberspace Administration of China published the Cyber Data Security Regulations, which came into effect on January 1, 2025, the Cyber Data Security Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject the data processors to, among others, suspension of services, fines, revocation of relevant business permits or business licenses and penalties.

On December 28, 2021, the Cyberspace Administration of China, together with other administrative departments, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and internet platform operators engaging in data processing activities, are subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that an internet platform operator with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. As of December 31, 2024, we did not receive any notice that we are a critical information infrastructure operator from any government authority; nor did we receive any request from the Cyberspace Administration of China to undergo a cybersecurity review.

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

Cash Flows through Our Organization

Hesai Group, our holding company, or the Parent, may transfer cash to Hesai Hong Kong Limited, its wholly owned subsidiary in Hong Kong, through capital injections and intra-group loans. Hesai Hong Kong Limited, in turn, may transfer cash to our mainland China subsidiaries, through capital injections and intra-group loans. Similarly, our mainland China subsidiaries may transfer cash to its wholly owned subsidiaries in mainland China and, upon approval from certain mainland China authorities, to subsidiaries in the U.S. and elsewhere, through capital injections and intra-group loans. If our wholly owned subsidiaries in mainland China realize accumulated after-tax profits, they may, upon satisfaction of statutory conditions and procedures, pay dividends or distribute earnings to Hesai Hong Kong Limited. Hesai Hong Kong Limited, in turn, may transfer cash to the Parent through dividends or other distributions. With necessary funds, the Parent may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of mainland China. In 2022, 2023 and 2024, the Parent transferred nil, US$50.0 million and US$2.0 million to Hesai Hong Kong Limited, respectively, Hesai Hong Kong Limited transferred nil, nil and US$35.2 million to Shanghai Hesai, respectively, and Shanghai Hesai transferred US$8.2 million, US$18.3 million and US$30.3 million (through capital injections and loans) to its subsidiaries, respectively.

Cash is also transferred through our organization by way of intra-group transactions. In 2022, 2023 and 2024, Shanghai Hesai transferred US$1.4 million, US$8.3 million and US$31.7 million through service fees and payments for purchasing materials to its subsidiaries, respectively. In 2022, 2023 and 2024, subsidiaries of Shanghai Hesai transferred US$0.5 million, nil and nil through payments for purchasing materials or finished goods to Shanghai Hesai, respectively. In 2022 and 2023, Oxigraf, Inc., a subsidiary in the U.S. until November 2023, transferred nil and US$0.1 million through payments for purchasing finished goods to a subsidiary of Shanghai Hesai in mainland China, respectively.

In 2022, 2023 and 2024, no assets other than cash were transferred between the Parent and a subsidiary, no subsidiaries paid dividends or made other distributions to the Parent, and no dividends or distributions were paid or made to U.S. investors.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Since then, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — The PCAOB had historically been unable to inspect our auditor in relation to their audit work.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Risks Related to Our Business and Industry

●	Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.
●	Our lidar products used on vehicles are highly complex and may contain defects or otherwise fail to perform in line with expectations. Such defects or failures could reduce the market adoption of our new products, damage our reputation, expose us to product liability and other claims and adversely affect our operating results.
●	If our lidar products are not selected by automotive or robot OEMs or their suppliers, our business will be materially and adversely affected.
●	We currently have and target many customers that are large corporations with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we fail to engage effectively with these customers, our prospects and results of operations will be adversely affected.
●	Our ability to develop, manufacture, and deliver lidar products of high quality and appeal to customers, on schedule, and on a large scale is still evolving.
●	We have a history of losses, and we may not be able to achieve profitability in the future.
●	Our efforts to continue developing and commercializing our in-house ASICs may not succeed.
●	The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
●	We have been added to the list of Chinese companies with alleged ties to the Chinese military issued by the U.S. government agencies, which has had and may continue to have a material adverse effect on our reputation, the market price of our ADSs and our business opportunities.
●	We operate in highly competitive markets and some market participants have substantially greater resources. We compete against a large number of both established competitors and new market entrants.
●	Although we believe that lidar is the industry standard for ADAS, Robotics and certain other emerging markets, market adoption of lidar is uncertain. If market adoption of lidar does not continue to develop, or develops more slowly than we expect, our business will be adversely affected.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Doing Business in China

●	The PRC government has significant oversight in regulating our operations and may influence or intervene in our operations at any time. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Implementation of industry-wide regulations in this nature may also cause the value of such securities to significantly decline or become worthless. For more details, see “— Risks Related to Doing Business in China — The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and the fact that rules and regulations in China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could result in a material adverse change in our operations and the value of our ADSs. For more details, see “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of laws, rules and regulations, typically existing in the civil law systems, could materially and adversely affect us.”
●	If we fail to complete the CSRC filing and other procedures for any future offshore offering or listing, we may be subject to sanctions imposed by the relevant mainland China governmental authority.
●	Any actual or alleged failure to comply with the various applicable laws and regulations related to personal information protection, data security and cybersecurity could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.
●	We are subject to mainland China laws and regulations restricting capital flows which may affect our liquidity. See “— Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “— Risks Related to Doing Business in China — Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
●	China’s M&A Rules and certain other mainland China regulations establish procedures for certain acquisitions of mainland China companies, which could make it difficult for us to pursue growth through acquisitions in mainland China.

Risks Related to Our ADSs

●	The trading price of the ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors.
●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

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

Our lidar products used on vehicles are highly technical and very complex and require high standards to manufacture and have in the past and will likely in the future experience defects, errors or reliability issues at various stages of development. We may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to our customers’ satisfaction. Additionally, undetected errors, defects or security vulnerabilities, especially as new products are introduced or as new versions are released, could result in serious injury or even death to the end users of technology incorporating our products, or those in the surrounding area, litigation against us, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive ADAS and Robotics markets. Some errors or defects in our products may only be discovered after they have been tested, commercialized and deployed by customers, in which case we may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims, including class actions, against us by our customers or others. Our reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers and could adversely affect our financial results.

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

Automotive and robot OEMs and their suppliers typically design and develop ADAS, Robotics and other key technologies over several years. These OEMs and suppliers undertake extensive testing or qualification processes prior to placing orders for large quantities of products such as our lidar products, because such products will function as part of a larger system or platform and must meet certain other specifications. We spend significant time and resources to have our products selected by automotive and robot OEMs and their suppliers. If our lidar products are not selected by an automotive or robot OEM with respect to a particular vehicle or robot model, we may not have an opportunity to supply our products to the OEM for that model for a period of many years. If our lidar products are not selected by an OEM or its suppliers for one vehicle or robot model or if our lidar products are not successful in that model, the OEM or its supplier may select another supplier for lidar products, and it is unlikely that our product will be deployed in other models of that OEM. If we fail to win a significant number of vehicle or robot models from one or more of automotive or robot OEMs or their suppliers, our business, results of operations and financial condition will be materially and adversely affected.

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

We have a history of losses, and we may not be able to achieve profitability in the future.

We have a history of net losses. We incurred net losses of RMB300.8 million, RMB476.0 million and RMB102.4 million (US$14.0 million) in 2022, 2023 and 2024, respectively. We may continue to incur operating and net losses in the foreseeable future. Our potential profitability is dependent upon continued increase in customer needs for our lidar products and our success in competing against other participants in the markets in which we operate, which may not occur.

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

Our efforts to continue developing and commercializing our in-house ASICs may not succeed.

We established a dedicated team within our organization to develop our in-house ASICs at the end of 2017. Since then, we have made significant progress in the development, production and application of our ASICs. Our current ASICs are sophisticated and technologically advanced in many aspects but remain subject to significant technological and functional limitations. We cannot assure you that we will be able to continue to refine and upgrade our ASICs to achieve market-leading quality and functionality. In addition, we are relatively early in our efforts to apply our ASICs to lidar products. We may fail in our efforts to commercialize our ASICs despite the significant research and development and sales and marketing costs we have incurred and expect to incur, in which case our financial performance and business prospects will suffer.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Although we are a primarily China-based company, many of our major customers and suppliers are located in the United States and other countries outside of China. In addition, certain of our technologies, such as technologies relating to autonomous driving applications, could be subject to restrictions by the U.S. government in the future. Therefore, government policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products and services, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented (including those imposing economic or trade sanctions, export control restrictions or outbound investments restrictions), or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. There have been heightened tensions in international economic relations, such as that between the United States and China. In particular, the United States has tightened controls on the export to China of certain advanced items such as semiconductors and equipment to manufacture semiconductors. The ongoing conflict in Ukraine and the related sanctions on Russia have further escalated international tensions. These expanding export controls and sanctions regimes could adversely affect us and our supply chain, business partners, or customers.

The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on products imported from China. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States, and taking other measures. In early 2025, U.S. President Donald J. Trump signed executive orders imposing additional 20% tariffs on all Chinese imports. In response, authorities in China have announced tariffs over certain U.S. products and taken other counter-measures. In addition, the U.S. government continues to tighten export control requirements with respect to China. Among other regulatory changes, in recent years, the U.S. government has also expanded the controls on items manufactured outside the United States that are the direct product of certain controlled U.S.-origin technology or software to specific destinations and end-users (such as certain companies on the Entity List), and the end-use restrictions on U.S.-origin semiconductor manufacturing and advanced computing items.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, tensions over Taiwan, sanctions imposed by the U.S. Department of the Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, economic sanctions targeting Chinese Military-Industrial Complex Companies, the executive orders that prohibit certain transactions with certain Chinese companies, and various restrictions related to the Chinese semiconductor industry and other advanced technologies imposed by the U.S. government. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government.

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

On June 10, 2021, the Standing Committee of National People’s Congress passed the Countering Foreign Sanctions Law, which became effective immediately. The Countering Foreign Sanctions Law provides a legal basis not only for the Chinese government to take action in response to foreign sanctions, but also for Chinese citizens and organizations to bring civil actions for injunctive relief or damages. Under the Countering Foreign Sanctions Law, the competent department of the State Council may place any individuals and organizations that are directly or indirectly involved in making, determining, or implementing the discriminatory restrictive measures as provided therein on the Countermeasure List. A foreign individual or organization on the Countermeasure List may be subject to one or several countermeasures, including but not limited to prohibitions or restrictions on commercial transactions, cooperation or such other activities with organizations and individuals within the territory of China. Furthermore, pursuant to the Countering Foreign Sanctions Law, any organization and individual within the territory of China shall comply with the countermeasures. Any organization or individual who fails to comply or cooperate in implementing the countermeasures may be held liable in accordance with law. On March 24, 2025, the State Council issued the Provisions on Implementing the Countering Foreign Sanctions Law, which became effective immediately. These provisions further clarify the implementation procedures, enforcement mechanisms and scope of countermeasures of the Countering Foreign Sanctions Law.

There is uncertainty with respect to how the Regulations on the List of Unreliable Entities, the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, Countering Foreign Sanctions Law and Provisions on Implementing the Countering Foreign Sanctions Law will be interpreted and implemented.

The United States has also taken steps to limit U.S. investment in China in certain industries. On October 28, 2024, the U.S. Department of the Treasury issued a final rule to prohibit U.S. investment in Chinese companies active in developing certain national security technologies (the “Outbound Investment Rule”). The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” a designation currently limited to China. In effect since January 2025, the Outbound Investment Rule imposes investment prohibitions and notification requirements on a range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum technologies, and (iii) artificial intelligence systems. Persons from countries of concern engaged in these activities are defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule include the acquisition of equity or a contingent equity interest, the provision of certain debt financing, the conversion of contingent equity interest into equity interest, involvement in a greenfield or brownfield investment, entrance into a joint venture, and the acquisition of a limited partner interest in non-U.S. pooled investment fund. The Outbound Investment Rule is aimed at exerting greater U.S. government oversight of U.S. direct and indirect investments involving China, and it may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. Importantly, the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. U.S. persons’ acquisitions of publicly traded securities, such as our ADSs, will therefore be exempted from the scope of covered transactions under the Outbound Investment Rule. In light of our engagement in integrated circuit design, we could be deemed to be involved in covered activities referred to in the definition of a “notifiable transaction” under the Outbound Investment Rule, which may limit our ability to raise capital or contingent equity capital from U.S. investors. Although we do not believe that we engage in any of the covered activities referred to in the definition of a “prohibited transaction” under the Outbound Investment Rule, there is no guarantee that the U.S. Department of the Treasury will take the same view.

Any limitation on our ability to raise capital could affect our business, financial condition, results of operations and stock price. In February 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. The proposed restrictions may further deepen the uncertainties for cross-border collaboration, investment, and funding opportunities of China-based issuers including us.

In addition, a rule promulgated by the U.S. Department of Commerce that took effect on March 17, 2025 prohibits the sale or import of connected vehicles that incorporate certain covered software and hardware and the import of particular components from countries of concern, specifically China and Russia. Lidar is explicitly excluded from the scope of this new rule, but any future regulatory changes in this regard could affect our ability to sell into the United States market.

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

As our business depends on markets and supplies located overseas, tariffs and export control measures taken by the PRC, U.S. or any other government or other trade tensions or unfavorable trade policies may affect the costs and/or marketability of our products. In 2024, certain exports of our lidar products to the U.S. were subject to 25% tariffs. As of the date of this annual report, following the recent increase in U.S. tariffs on Chinese imports, certain exports of our lidar products to the U.S. are subject to 45% tariffs. The current international trade tensions and political tensions between the United States and China, and any escalation of such tensions, may have a material negative impact on our ability to secure the supply of raw materials and key components necessary for our operations and our ability to continue to sell to global customers and further grow our customer base. For example, while we are not currently affected by the Entity List or other U.S. export control laws or regulations in any material respect, as the Entity List and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our significant suppliers or customers, in which event our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us. Our business, financial condition, and results of operations may be significantly affected by the continued international trade and political tensions.

We have been added to the list of Chinese companies with alleged ties to the Chinese military issued by the U.S. government agencies, which has had and may continue to have a material adverse effect on our reputation, the market price of our ADSs and our business opportunities.

On January 31, 2024, we were placed on the list of Entities Identified as Chinese Military Companies Operating in the United States under Section 1260H of the William M. Thornberry National Defense Authorization Act for Fiscal Year 2021 by the United States Department of Defense. We were subsequently removed from that list and then relisted. We believe our inclusion in this list is unjust and are actively challenging it through legal channels. As of the date of this annual report, the litigation is still ongoing, and we are unable to predict its outcome. See “Item 8A. Consolidated Statements and Other Financial Information — Legal Proceedings” for details. Effective June 30, 2026, entities on this list and their controlled affiliates will be prohibited from entering into contracts with the U.S. Department of Defense for the procurement of goods, services, or technology, and effective June 30, 2027, the U.S. Department of Defense will be prohibited from purchasing goods or services produced or developed by entities on the list indirectly through third parties. In addition, entities on the list and their subsidiaries are prohibited from receiving contracts or other funding from the U.S. Department of Homeland Security. While the legal impact of being included in the list is relatively limited, such inclusion has had and may continue to have a material adverse effect on our reputation, the market price of our ADSs and our business opportunities. If we were included on a more restrictive sanctions list imposed by the U.S. government in the future, our ability to conduct business with U.S. companies could be further affected, which may have a material adverse effect on our business and results of operations.

We operate in highly competitive markets and some market participants have substantially greater resources. We compete against a large number of both established competitors and new market entrants.

The markets for sensing technology applicable to autonomous solutions in the automobile and Robotics industries are highly competitive. Our future success will depend on our ability to remain a leader in our targeted markets by continuing to develop and protect from infringement advanced lidar technology in a timely manner and to stay ahead of existing and new competitors. Our competitors are numerous and they compete with us directly by offering lidar products and indirectly by attempting to solve some of the same challenges with different technologies. We face competition from camera and radar companies, other developers of lidar products, and other technology and automotive and Robotics supply companies, some of which have significantly greater resources than we do. In the automotive market, our competitors have commercialized both lidar- and non-lidar-incorporated ADAS technology that has achieved market adoption, strong brand recognition and may continue to improve. Other competitors are working towards commercializing Robotics technology and either by themselves, or with a partner, have substantial financial, marketing, distribution, R&D and other resources. Some of our customers in the ADAS and Robotics markets have announced development efforts or made acquisitions directed at creating their own lidar-incorporated or other sensing technologies, which would compete with our solutions, although we do not know how close these competitors are to commercializing novel ADAS applications or Robotics systems. In markets outside of the automotive industry, such as the Robotics industry, our competitors, like us, seek to develop new sensing applications. Even in these emerging markets, we face substantial competition from numerous competitors seeking to prove the value of their technology.

Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause us to lose market share, any of which will adversely affect our business, results of operations and financial condition.

Although we believe that lidar is the industry standard for ADAS, Robotics and certain other emerging markets, market adoption of lidar is uncertain. If market adoption of lidar does not continue to develop, or develops more slowly than we expect, our business will be adversely affected.

While our lidar products can be applied to different uses across end markets, a substantial part of our revenues are generated from automotive applications. Despite the fact that the automotive industry has engaged in considerable effort to research and test lidar products for ADAS and Robotics applications, the automotive industry may not introduce lidar products in commercially available vehicles or do so on a large scale. We continually study emerging and competing sensing technologies and methodologies and we may add new sensing technologies. However, lidar products remain relatively new and it is possible that other sensing modalities, or a new disruptive modality based on new or existing technology, including a combination of technologies, will achieve acceptance or leadership in the ADAS and Robotics industries. Even if lidar products are used in initial generations of certain ADAS products and Robotics technology, we cannot guarantee that lidar products will be designed into or included in subsequent generations of such commercialized technology. In addition, we expect that initial generations of autonomous vehicles will be focused on limited applications, such as robotaxis, and that mass market adoption of autonomous technology may lag behind these initial applications significantly. The speed of market growth for ADAS or Robotics is difficult if not impossible to predict.

Although we currently believe we are a leader in lidar-incorporated systems for the autonomous vehicle market, by the time mass market adoption of autonomous vehicle technology is achieved, we expect competition among providers of sensing technology increase substantially. If commercialization of lidar products is not successful, or not as successful as we or the market expects, or if other sensing modalities gain acceptance by developers of ADAS or Robotics systems, automotive OEMs, regulators and safety organizations or other market participants by the time autonomous vehicle technology achieves mass market adoption, our business, results of operations and financial condition will be materially and adversely affected.

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

Some of the components that go into the manufacture of our lidar products are sourced from third-party suppliers. Our future success will depend in part on our ability to manage our supply chain to manufacture and deliver our products at scale. We are dependent on certain major suppliers. A certain supplier accounted for more than 10% of our purchases of raw materials and consumable items for each of 2022. No supplier accounted for more than 10% of our purchases for 2023 or 2024. We are subject to the risk of shortages and long lead times in the supply of components that come from limited or single source suppliers and the risk that our suppliers discontinue or modify components used in our products. For example, our products depend on lasers and we currently consume a substantial portion of the available market. Any shortage of these lasers could materially and adversely affect our ability to manufacture our lidar products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. We have in the past experienced and may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. Component shortages or pricing fluctuations could be material in the future. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, we may not be able to develop alternative sources in a timely manner or at all in the case of sole or limited sources. Developing alternative sources of supply for these components may be time-consuming, difficult, and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternative sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet our scheduled product deliveries to our customers. This could adversely affect our relationships with our customers and channel partners and could cause delays in shipment of our products and adversely affect our operating results. In addition, increased component costs could result in lower gross margins. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in such customers using competitive products instead of ours.

Although we have been increasingly leveraging our in-house ASICs, we remain dependent on third-party chips for our lidar products. We have and will monitor the availability of our chip supplies, including automotive grade receivers and field-programmable gate array chips. However, if we are not able to mitigate the impact of any future chip shortage, our business operation and financial performance could be negatively affected as a result. We may not be able to obtain adequate supplies of chips on commercially acceptable terms or at all, and as a result we may fail to fulfill our customers’ orders. Any failure to fulfill our customers’ orders could cause us to record lower sales and lose customers. We may also need to increase the prices of our products in response to the higher chip costs, which could have a negative impact on our competitiveness.

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

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur substantial, and potentially increasing, R&D costs as part of our efforts to design, develop, manufacture and commercialize new products and enhance existing products. Our R&D expenses were RMB555.2 million, RMB790.5 million and RMB855.6 million (US$117.2 million) for the years ended December 31, 2022, 2023 and 2024, respectively, and are likely to grow in the future. Because we account for R&D as an operating expense, these expenditures will adversely affect our results of operations in the future.

Further, our R&D program may not produce successful results, and our new products may not achieve market acceptance, create additional revenues or become profitable.

The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and could adversely affect market adoption of our products.

While we intend to invest substantial resources to remain on the forefront of technological development, continuing technological changes in sensing technology, lidar and the markets for these products, including the ADAS and Robotics industries, could adversely affect adoption of lidar and/or our products, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which we offer our products. For example, we cannot guarantee that the new products we are currently working on will be released in a timely manner, or at all, or will achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative sources of supply. In addition, our success to date has been based on the delivery of our products to R&D programs in which developers are investing substantial capital to develop new systems. Our continued success relies on the success of the R&D phase of these customers as they expand into commercialized projects. As autonomous technology reaches the stage of large-scale commercialization, we will be required to develop and deliver solutions at price points that enable wider and ultimately mass-market adoption. Delays in introducing products and innovations, failures in choosing correctly among technical alternatives, or failures in offering innovative products or configurations at competitive prices may cause existing and potential customers to purchase our competitors’ products or turn to alternative sensing technology.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Since then, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

We are subject to trade restrictions, including economic sanctions and export controls, such as those administered and enforced by the Ministry of Foreign Affairs of the People’s Republic of China, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant authorities. Our global operations expose us to the risk of violating, or being accused of violating economic and trade sanctions and export control laws and regulations. We have implemented a U.S. export control and sanctions compliance policy, through which we conduct screenings of new customers, end-use and end-users and relevant due diligence measures to assess compliances risks, and ensure adherence to regulatory requirements. However, despite our best efforts, we cannot guarantee that all of our products remain within approved channels. Some of our products have been found on the second-hand market or redistributed for uses that we did not authorize. While we take all reasonable steps to prevent such occurrences, the nature of hardware products makes it challenging to fully control their resale or redistribution. Despite our compliance efforts and activities, there is no assurance that such efforts and activities are effective and we cannot assure compliance by our employees or representatives for which we may be held responsible. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and other remedial measures. Investigations of alleged violations can be expensive and disruptive. Any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises” are qualified for a preferential enterprise income tax rate subject to certain qualification criteria. A “high and new technology enterprise,” which qualification is reassessed every three years, is entitled to a favorable income tax rate of 15%. Shanghai Hesai obtained the high and new technology enterprise accreditation in 2019, which qualification was renewed in 2022 for another three years. Hertz Technology Co., Ltd., another subsidiary of ours, or Zhejiang Hertz, obtained the high and new technology enterprise accreditation in 2024, effective for three years. Both Shanghai Hesai and Zhejiang Hertz currently enjoy the preferential tax treatment. However, one or both of these entities may fail to renew the status as high and new technology enterprises when such qualifications expire. In addition, the government authorities may decide to cancel or modify such preferential treatment for high and new technology enterprises in the future. Therefore, we cannot assure you of the continued availability of such tax preference which we currently enjoy. In the event that either or both of Shanghai Hesai and Zhejiang Hertz fail to maintain their qualified status, experience any increase in the enterprise income tax rate, or face any discontinuation, reduction, refund or repayment of any of the preferential tax treatments currently or previously enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

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

Under mainland China laws and regulations, we are required to obtain or complete a number of licenses, approvals, registrations, filings and other permissions for our operation, including without limitation, the recordation certificate of declaration units or consignor record return receipt for our import and export business, the fixed source discharge registration return receipt for the pollutant emissions from our production process, the permit for discharging sewage into the drainage pipelines, the type approval certificate for radio transmitting equipment and record-filing of sale of radio transmitting equipment for certain of our products. As of December 31, 2024, we had obtained all the required permissions that are material to our current operation. As a fast-growing company that is continually exploring new approaches to conduct our business and capture growth opportunities, we may become subject to additional license, approval and other requirements as we develop and expand our business scope and engage in different business activities. We may fail to meet such requirements timely or at all, in which case we may be subject to administrative penalties and our ability to expand our business and sustain our growth may be materially affected.

In addition, certain licenses, permits or registrations we hold are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on a timely manner, our operations could be disrupted. Furthermore, mainland China laws and regulations are statute-based and, similar to other civil law jurisdictions, the interpretation and enforcement of statutory laws and regulations involve inherent uncertainties, and additional laws and regulations may be adopted from time to time in the future. Therefore, the licenses, permits, registrations or filings we hold may be deemed insufficient by government authorities and accordingly government authorities may require us to obtain additional licenses, permits, registrations or filings or partner with a license holder for certain business activities, which may restrain our ability to expand our business scope, increase our costs of operation and compliance, and subject us to fines or other regulatory actions. If any of these risks materializes, our business and results of operations may be materially and adversely affected.

The expansion of our manufacturing facilities may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.

We have continually expanded our manufacturing facilities in recent years. Hertz Center, our main manufacturing facility located in Hangzhou, achieved mass production in September 2023. In addition, Maxwell Center, our new research and development and intelligent manufacturing center in Jiading, Shanghai, has been in trial operation since December 2023. We may continue to expand our manufacturing facilities, including in overseas regions. Our expansion plans could experience delays or other difficulties, and will require significant capital. Any failure to complete the expansion on schedule and within budget could adversely affect our financial condition, manufacturing capability, and results of operations.

Under mainland China laws, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, construction permits, occupational disease control approvals, environment protection approvals, the pollution discharge permits, drainage license, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by authorities. We received the material regulatory approvals currently required for Maxwell Center and Hertz Center. To the extent additional approvals or permits are needed for our future construction work and we fail to secure such approvals or permits, our expansion plan may be disrupted or discontinued. In addition, any potential violation of laws and regulations related to construction may subject us to fines, suspension of construction, and other administrative penalties. Expansion of manufacturing facilities overseas may also subject us to local regulatory requirements. Any of the foregoing could materially and adversely affect our business operations.

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

In addition, the use of the land and buildings we lease or own may not be consistent with their approved usage, and some approvals, licenses and permits may not have been obtained for the construction and continuous use of some leased properties. We cannot assure you that we will be able to successfully remedy the defects or obtain all the requisite approvals, licenses or permits for the leased properties. Failure to do so could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations.

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

International sales beyond China comprise a substantial amount of our overall revenues. Sales to international customers accounted for 42.0%, 47.2% and 25.7% of our revenues in 2022, 2023 and 2024, respectively. We are committed to growing our international sales. While we have committed resources, and are working closely with OEMs and other collaborators outside China, to expand our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

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

Our customers use our products in ADAS and Robotics applications, which present the risk of significant injury, including fatalities. We may be subject to claims if a product using our lidar technology is involved in an accident and persons are injured or purport to be injured. Similarly, our customers could be subjected to claims as a result of such accidents and bring legal claims against us to attempt to hold us liable. In addition, if lawmakers or governmental agencies were to determine that the use of our products or certain ADAS or Robotics applications increased the risk of injury to all or a subset of our customers, they may pass laws or adopt regulations that limit the use of our products or increase our liability associated with the use of our products or that regulate the use of or delay the deployment of ADAS and Robotics technology. Any of these events could adversely affect our brand, relationships with customers, operating results or financial condition.

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

To ensure adequate inventory supply, we must forecast inventory needs and expenses, place orders sufficiently in advance with our suppliers and manufacturing partners and manufacture products based on our estimates of future demand for particular products. Fluctuations in the adoption of lidar products may affect our ability to forecast our future operating results, including revenues, gross margins, cash flows and profitability. Our ability to accurately forecast demand for our products could be affected by many factors, including the rapidly changing nature of the ADAS and Robotics markets in which we operate, the uncertainty surrounding the market acceptance and commercialization of lidar technology, the emergence of new markets, an increase or decrease in customer demand for our products or for products and services of our competitors, product introductions by competitors, health epidemics and outbreaks, and any associated work stoppages or interruptions, unanticipated changes in general market conditions and the weakening of economic conditions or consumer confidence in future economic conditions. As our lidar products become or continue to be commercialized in ADAS and Robotics applications, both of which are experiencing rapid growth in demand, we may face challenges in acquiring adequate supplies to manufacture our products and we and our manufacturing partners may not be able to manufacture our products at a rate necessary to satisfy the levels of demand, which would negatively affect our revenues. This risk may be exacerbated by the fact that we may not carry or be able to obtain for our manufacturers a significant amount of inventory to satisfy short-term demand increases. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale.

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

In addition, our future capital needs could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders. We also incur bank borrowings and other debt from time to time to support our business. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders and/or disruptions to our operations as a result of certain lenders’ enforcement of mortgages or other security interests on our properties.

Our future growth depends on the successful commercialization of ADAS and Robotics technologies and products, which may not materialize.

Our lidar products serve primarily the ADAS and Robotics fields, all of which are new and evolving. While we have seen and continue to see rapid and substantial progress made in these fields, how they will continue to evolve, particularly whether and how ADAS and Robotics technologies and products can be successfully commercialized, remains largely uncertain. Various factors such as technological development, manufacturing costs, market acceptance, regulatory environment, and general economic conditions can affect the future of these new and evolving fields. In the event that any of ADAS and Robotics fails to develop and mature as expected, and we fail to find additional commercial applications for our lidar products, the potential markets for our products could be significantly reduced and our business and prospects may suffer as a result.

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

If we succeed in having our lidar products selected, we expect to enter into supply agreements with the customers. Market practice dictates that these supply agreements typically require us to supply for a particular model of ADAS or Robotics product. These contracts can be short-term and/or subject to renegotiation, sometimes as frequently as annually, all of which may affect product pricing, and may be terminated by our customers at any time. Therefore, even if we are successful in having our lidar products selected, and the systems into which our products are built are successfully commercialized, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model or technology package for which we are a significant supplier could mean that the expected sales of our products will not materialize, materially and adversely affecting our business.

Since many of the markets in which we compete are new and rapidly evolving, it is difficult to forecast long-term end-customer adoption rates and demand for our products.

We are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, lidar-incorporated ADAS and Robotics applications require complex technology. Because these automotive systems depend on technology from many companies, commercialization of ADAS or Robotics products could be delayed or impaired due to certain technological components not being ready to be deployed in vehicles or other applications. The commercial partners with whom we currently have contracts may not be able to commercialize our technology immediately, or at all. Regulatory, safety or reliability developments, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect our growth. Our future financial performance will depend on our ability to make timely investments in the correct market opportunities. If one or more of these markets experience a shift in customer or prospective customer demand, our products may not compete as effectively, if at all, and they may not be designed into commercialized products. For instance, if a new regulation or industry standard permits only lidar with certain wavelengths to be used on public roads, and our products fall outside that scope, the adoption of and customer demand for our products will be significantly affected. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our products or the future growth of the markets in which we operate. If demand does not develop or if we cannot accurately forecast customer demand, the size of our markets, or inventory requirements, our business, results of operations and financial condition will be adversely affected.

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

Although we have and continue to pursue a broad customer base, we are dependent on a collection of large customers with strong purchasing power. Revenues generated from our five largest customers accounted for 53.1%, 67.5% and 60.0% of our revenues for 2022, 2023 and 2024, respectively. In particular, revenues from one customer, a leading global OEM headquartered in the United States, accounted for 13.7% and 28.4% of our revenues in 2022 and 2023, respectively. We directly receive purchase orders from this customer. The purchase orders generally provide volumes and prices of the lidar products, packaging and delivery arrangements, payment arrangements, inspection requirements and warranty period. In addition, the purchase orders provide that the purchase agreements may be terminated by the customer if we materially breach the agreement or become insolvent, or other events occur that may adversely affect our ability to perform our contractual obligations. If our purchase agreements are otherwise terminated by the customer, we will still be paid an amount calculated based on (i) the price for all goods and services that have been completed in accordance with the purchase agreement and not previously paid for; and (ii) the actual costs of work-in-process and raw materials incurred by us in furnishing the goods or services under the purchase agreement, subject to certain conditions and exceptions. In 2024, we received a one-off payment from this customer following the termination by this customer of a contract entered into in March 2023. This payment was intended to compensate us for our investments in research and development, as well as the actual costs of work-in-progress and raw materials incurred in connection with this contract. The contract was terminated by this customer due to the suspension of the relevant project by the customer. We had already delivered a significant number of product units for this project with the customer, though some units have yet to reach the deployment stage. Going forward, due to the varying agreements with different customers, there is no guarantee that we will always receive compensation for our investments and costs incurred resulting from terminated contracts with our major customers. In addition, a leading new energy vehicle manufacturer headquartered in China accounted for 25.6% and 33.7% of our revenues in 2023 and 2024, respectively.

A few customers accounted for more than 10% of our balances of accounts receivable, contract assets and amount due from related parties as of December 31, 2022, 2023 and 2024, respectively. In particular, a leading new energy vehicle manufacturer headquartered in China accounted for 41.3% and 23.5% of our balances of accounts receivable, contract assets and amount due from related parties as of December 31, 2023 and 2024, respectively. The loss of business from any of our major customers (whether by lower overall demand for our products, cancellation of existing contracts or product orders or the failure to award us new business) could have a material adverse effect on our business and results of operations. There is also a risk that one or more of our major customers could be unable to pay our invoices as they become due or that a customer will simply refuse to make such payments if it experiences financial difficulties. If a major customer were to enter into bankruptcy proceedings or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, we could be forced to record a substantial loss.

Furthermore, we have been dependent on a limited number of products to generate a substantial portion of our revenues. For example, AT128, a popular lidar product launched in July 2021 and started shipping in July 2022, accounted for 37.8% and 60.9% of our revenues in 2023 and 2024, respectively, and Pandar128 accounted for 22.5% of our revenues in 2023. The markets for lidar products and customers’ needs and preferences are rapidly evolving. We, as well as many of our competitors, are constantly upgrading lidar products and rolling out new products with higher performance and better quality. To the extent any of our major products loses its appeal to customers and in turn its market share, whether due to competition from our competitors’ products or our own alternative products or overall lower demand for lidar products, among other things, our business and results of operations could be materially and adversely affected.

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

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell or market our lidar products or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses, whether such allegations are true or not. For example, in April 2023, Ouster, Inc. filed complaints against us with the United States District Court for the District of Delaware and the U.S. International Trade Commission for alleged patent infringement relating to the production, use, sale and/or importation of certain lidar systems and/or components thereof. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” Our applications and uses of trademarks relating to our design, software, or artificial intelligence technology could also be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

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

As of December 31, 2024, we had 500 patents granted and 735 pending patent applications in mainland China, and 115 patents granted and 507 pending patent applications in other jurisdictions, such as the United States and Europe. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications succeed and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

We adopted a share incentive plan, or the 2021 Plan, in June 2021 for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. Under the 2021 Plan, we are authorized to grant options and other types of awards. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2021 Plan is initially 16,365,047 shares, subject to annual increases as determined by our board of directors starting from the first day of 2024, the year immediately following our initial public offering. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.” As of March 31, 2025, awards to purchase or receive an aggregate amount of 9,577,245 Class B ordinary shares had been granted and were outstanding under the 2021 Plan.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure control and procedures, are designed to prevent fraud. In the course of preparing and auditing our consolidated financial statements, we identified one material weakness in our internal control over financial reporting. As defined in the standards established by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

We are subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year of 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weakness that has been identified and continues to exist or other material weaknesses that may be identified in the future, our management may again conclude that our internal control over financial reporting is not effective. In addition, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

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

On September 24, 2024, the Cyberspace Administration of China published the Cyber Data Security Regulations, which came into effect on January 1, 2025. The Cyber Data Security Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject the data processors to, among others, suspension of services, fines, revocation of relevant business permits or business licenses and penalties. On December 28, 2021, the Cyberspace Administration of China, together with other administrative departments, jointly promulgated the Cybersecurity Review Measures which took effect on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security, are subject to cybersecurity review under the Cybersecurity Review Measures. In addition, network platform operators who possess personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country. The governmental authorities may initiate a cybersecurity review if they consider relevant network products or services or data processing activities affect or may affect national security. However, the Cybersecurity Review Measures do not provide any standard for determining the circumstances that would be regarded as “affect or may affect national security.”

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

Furthermore, techniques employed by short sellers may drive down the market price of our ADSs. Many companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. In March 2025, Blue Orca Capital issued a short seller report that made certain allegations against us. The price of our ADSs was affected by this report. We strongly disagree with the allegations in the report and believe that the report is without merit. Going forward, we may be the subject of unfavorable allegations made by short sellers again. Any such allegations may lead to negative publicity and be followed by periods of instability in the market price of our of ADSs.

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

As of March 31, 2025, our founders together beneficially owned all of our issued Class A ordinary shares, which constituted approximately 20.4% of our total issued and outstanding share capital and 71.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of our Class A ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. We have relied on home country practice exemption with respect to the requirement of having a majority independent board and an audit committee composed of a minimum of three members. We have also relied on home country practice exemption with respect to the requirement that a majority of the nominating and corporate governance committee members must be independent directors within 90 days of listing. In addition, we follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2024. We will hold shareholder meetings when there are significant issues that require shareholder approval. We may choose to follow additional home country practice in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Stock Market listing standards.

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

Based upon our current and projected income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

ITEM 4.INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY

We commenced our operations in October 2014 through Hesai Photonics Technology Co., Ltd., now known as Hesai Technology Co., Ltd., or Shanghai Hesai, a limited liability company incorporated under the laws of mainland China. Our initial focus was on high-performance laser sensors used in natural gas and other industries, but we shifted our primary business to the development, manufacturing and sales of lidar products in 2016. Since then, we have developed and produced a full range of lidar solutions and products for various applications in ADAS and Robotics.

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

In May and June 2021, as part of our reorganization, the shareholders of Shanghai Hesai transferred their equity interests in Shanghai Hesai to Hesai Hong Kong Limited, and they or their affiliates subscribed for ordinary shares of Hesai Group in proportion to their respective interests in Shanghai Hesai prior to the reorganization, where entities owned by the three founders subscribed for Class A ordinary shares and other shareholders of Shanghai Hesai subscribed for Class B ordinary shares. Around the same time, we completed a new round of financing, issuing Class B ordinary shares of Hesai Group to a number of new investors. Including that round of financing, we raised a total of approximately US$567 million prior to our initial public offering.

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

Our principal executive offices are located at 10th Floor, Building A, No. 658 Zhaohua Road, Changning District, Shanghai 200050, People’s Republic of China. Our telephone number at this address is +86 (21) 3158-8240. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://investor.hesaitech.com. The information contained on our website is not a part of this annual report.

B.	BUSINESS OVERVIEW

Overview

Hesai Technology Co., Ltd., together with its subsidiaries in China, the U.S. and elsewhere, or Hesai Technology, is the global leader in three-dimensional light detection and ranging (lidar) solutions. Its lidar products enable a broad spectrum of applications across (i) passenger or commercial vehicles with advanced driver assistance systems, or ADAS, and (ii) autonomous vehicle fleets providing passenger and freight mobility services, robotics and other non-automotive industries, such as automated guided vehicles/autonomous mobile robots, delivery robots, agricultural vehicles, wide industrial applications such as port and yard automation, and stationary applications, or Robotics.

Hesai Technology is the most commercially successful lidar company globally, in terms of revenue scale, margins and profitability, and shipment volume, according to China Insights Consultancy, or CIC, a market research firm. From our inception and up to December 31, 2024, we recognized revenues from approximately 827,000 lidar units shipped. In particular, we recognized revenues from approximately 80,400, 222,100 and 501,900 shipped lidar units in 2022, 2023 and 2024, respectively. After volume shipment began in July 2022 and up to December 31, 2024, we shipped approximately 710,300 AT series lidar units to the ADAS market, which was groundbreaking in the industry. In 2022, 2023 and 2024, we recognized net revenues of RMB1,202.7 million, RMB1,877.0 million and RMB 2,077.2 million (US$284.6 million), and our gross profit amounted to RMB472.0 million, RMB661.4 million and RMB884.6 million (US$121.2 million), respectively, representing gross profit margin of 39.2%, 35.2% and 42.6% for these years. Hesai Technology paved the way for lidars from technology innovation to mass production and wide application, driven by the evolution for more intelligent vehicles. Hesai Technology has also built its leadership in lidars for the Robotics market with a wide range of mechanical lidar products.

We believe there are three attributes critical to the development of lidars: Performance1, Quality2, and Cost3. Hesai Technology’s current market leadership position demonstrates its widespread recognition of these key factors. Depending on the scenario or the application, its customers have varying needs. Its ADAS customers generally have strict requirements on all three aspects, especially on Cost, whereas lidar products for robotaxi require higher Performance and Quality, as they are critical to the successful development and safe operation of full autonomous driving solutions, with cost tending to be a secondary consideration. For the Robotics market, its customers have demonstrated varying levels of cost sensitivity depending on the application, including, for example, last-mile delivery robots or street sweeping robots. Hesai Technology designs and manufactures lidars to push limits across each of the three elements, while striking what we believe is the optimal balance for different applications and industries, which has led to its continued success.

●	Industry leading ASICs. Hesai Technology has designed its proprietary ASICs to integrate the functionality of hundreds of discrete components and greatly simplify the traditional TX/RX architecture, delivering a system that offers greater Performance, higher Quality and consistency at lower Cost. These enable Hesai Technology to develop and manufacture lidar products that can meet the various needs of its customers. Its AT128, a breakthrough lidar product for the ADAS market, for example, is designed based on industry-leading ASIC-based architecture and is able to deliver superior performance at high precision, lower power consumption per channel, in a smaller form factor and at a lower cost compared to legacy lidar. Hesai Technology will continue to upgrade its ASIC technology onwards and leverage the existing advanced manufacturing processes in the semiconductor supply chain to deliver better price-to-performance.

●	In-House Manufacturing. Hesai Technology’s proprietary manufacturing process constitutes another of its major advantages and has contributed to its success to date. Hesai Technology has integrated its lidar design and manufacturing into an indivisible and seamless process, enabling it to deliver automotive grade products of superior Quality. As the lidar industry continues to evolve quickly, Hesai Technology’s in-house highly automated and integrated manufacturing capabilities provide instant trial feedback for it to iterate its lidar design and manufacturing process, thereby enabling rapid product development and fast iteration cycles. Moreover, in-house manufacturing allows Hesai Technology to better control product quality, ensure product consistency, improve manufacturing efficiency, and safeguard manufacturing process know-how at an affordable cost. The know-how then further strengthens its in-house manufacturing capabilities and helps establish a virtuous cycle to solidify its advantages. Hesai Technology has built multiple manufacturing facilities to manufacture its products in-house for automotive OEMs. For more information on its manufacturing facilities, see “— Manufacturing Process and Supply Chain.”

Hesai Technology’s lidar solutions and products have been thoroughly tested and validated by its customers’ deployments in large volumes. It has served customers in the ADAS and Robotics markets through design wins or product shipment, covering over 40 countries and regions as of December 31, 2024. As of March 2025, it has secured ADAS design wins with 22 OEMs globally across 120 vehicle models.

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

Solutions and Products

Based on Hesai Technology’s proprietary technology, it has developed and produced a full range of lidar products to suit the various needs of its customers. Its lidar products cater to short-, medium-, and long-range applications, with industry-leading detection range, resolution, interference rejection technology, and reliability. In response to Hesai Technology’s commodity classification requests, the Bureau of Industry and Security of the U.S. Department of Commerce has classified all lidar product families that Hesai Technology designs and manufactures as EAR99 under the U.S. Export Administration Regulations. Products classified as EAR99 generally do not require an export license and are not specially designed for military use.

The following table presents its selected key products:

	AT128	ET25(1)	FT120(1)	Pandar128	QT128	XT32

Application	ADAS — long range detection	ADAS — long range detection	ADAS — blind spot detection	Robotics — long- range detection	Robotics — blind-spot detection	Robotics
Operating principle	Time of Flight (ToF) (4)	ToF	ToF	ToF	ToF	ToF
Type	Hybrid Solid State	Hybrid Solid State	Solid State	Mechanical	Mechanical	Mechanical
Channel	128	/	120	128	128	32
Range(2)	up to 200 m	up to 250 m	up to 25 m	up to 200 m	up to 20 m	up to 80 m
Data points generated (single return)	1,536,000 points/second	>3,000,000 points/second	192,000 points/second	3,456,000 points/second	864,000 points/second	640,000 points/second
FOV(5) (vertical)	25.4°	25°	75°	40°	105.2°	31°
FOV (horizontal)	120°	120°	100°	360°	360°	360°
Resolution (vertical)	0.2°	0.05° finest	0.625°	0.125° finest	0.4° finest	1°
Resolution (horizontal)(3)	0.1° (10 Hz frame rate)	0.05° finest	0.625°	0.1° finest (10 Hz frame rate)	0.4° finest (10 Hz frame rate)	0.18° (10 Hz frame rate)
Interference rejection technology	√	√	√	√	√	√
Power consumption	18 W	12 W	<12 W	27 W	10 W	10 W

Notes:

(1)	Specifications are customizable per customers’ needs.
(2)	Range data is at 10% reflectivity circumstance. Reflectivity refers to the ratio of the energy of the light reflected from a surface to the energy possessed by the light striking the surface.
(3)	Resolution data is at 10 Hz frame rate circumstance.
(4)

ToF refers to a method for measuring the distance between a sensor and an object, based on the time difference between the emission of the laser pulse and its return to the sensor, after being reflected by an object.

(5)	FOV refers to field of view.

Advanced Driver-Assistance Systems (ADAS)

Today, automobile manufacturers have begun to integrate lidars into ADAS to better visualize the changing environments encountered by their vehicles. Lidars for ADAS share certain requirements with lidars for Robotics, such as detection range and resolution. At the same time, lidars for ADAS normally prefer forward-facing configurations for adaptive cruising and traffic assist functions. In addition, automobile manufacturers and Tier 1 suppliers require lidars with proper form factors to be embedded into their vehicles, in addition to automotive grade reliability and robustness.

Hesai Technology’s AT series, FT series and ET series are its breakthrough products for the ADAS market.

●	AT128. AT128 is the milestone product in the ADAS market, setting a benchmark architecture for high-performance, low-cost lidars, leading industry peers to gradually adopt a similar technological path. Carrying the proprietary ASIC-based architecture, AT128 features 128 channels, great detection range from 0.5 meters to 200 meters, a robust scanning mirror beam steering system providing a horizontal field of view of 120°, a resolution at 1,536,000 points per second, and interference rejection technology. Hesai Technology launched AT512, the new flagship ultra long-range lidar product, in January 2024. AT512 boasts industry-record performance across every key metric, including a detection range of over 300 meters at 10% reflectivity and image quality with a point rate of 12.3 million points per second. Hesai Technology’s AT1440 family, launched at the CES in January 2025, features the most channels among all lidars. The AT1440 pushes the boundaries of resolution, achieving an angular resolution of 0.02°, and delivers ultra-high-definition image-level point clouds. It offers a resolution more than 30 times higher than mainstream automotive lidars, capturing every detail with 3D precision.
●	ATX. First released in April 2024, ATX demonstrates the commercial success of Hesai Technology’s fourth-generation ASIC, featuring 100% self-developed and vertically integrated components. ATX, a new ultra-compact high-performance long-range ADAS lidar, inherits the key capabilities of best-selling AT128 lidar, retaining its market-validated one-dimensional scanning architecture. The ATX also incorporates state-of-the-art technological features such as 7x optical zoom and Hesai Technology’s proprietary Intelligent Point Cloud Engine, setting it apart as a unique and innovative offering in the market. With optimized optical and mechanical design, the ATX boasts a maximum detection range of 300 meters with a 140° horizontal FOV for expansive visibility of complex road conditions such as nearby vehicles or pedestrians. Compared to AT128, ATX is 60% smaller and almost weighs 50% less, offering versatile installation options. As of February 2025, it already secured design wins with 11 OEMs.
●	ET25. ET25 is an ultra-thin long-range lidar product that is designed to be installed on the inner side of windshield, featuring a height of merely 25 millimeters to accommodate an aesthetically pleasing vehicle outlook. We expect ET25 to carry Hesai Technology’s new generation of TX/RX system, have a power consumption of less than 12 watts and feature low acoustic design, thereby delivering a comfortable experience to the driver and passengers.
●	FT120. FT120, a fully solid-state lidar product designed for blind spot detection, carries the upgraded ASICs and features a wide vertical field view of 75°, a compact size of 75 (H)×68 (W)×90 (D) millimeters, and interference rejection technology. At CES 2025, Hesai Technology announced its next-generation solid-state FTX lidar, an automotive grade solid-state lidar with the widest field-of-view globally. It supports a maximum FOV of 180° x 140°, giving it the largest field of view in the world for an automotive-grade solid-state lidar. FTX’s range can reach 30 m @10% reflectivity with outstanding resolution, achieving a point rate of 492,000 points per second, 2.5 times higher than its previous generation.

Robotics*

Lidar is essential to self-driving cars, as it is one of the most reliable ways of identifying distances and shapes of objects. In contrast to cameras that require deep learning algorithms to detect objects and determine their distances to vehicles, which may be unreliable, lidar can measure distances to objects directly by sending and receiving laser pulses. lidars sense and construct a three-dimensional view of the surrounding environment in real time, through measuring millions of points per second. The output is called a point cloud. Self-driving cars analyze the point clouds to accurately perceive the surroundings and safely navigate themselves. The ability to identify objects and gauge their distance is a key benefit of using lidar, and lidar products with a high level of accuracy and reliability can greatly improve safety.

Hesai Technology’s lidar product lines in relation to self-driving primarily include the Pandar series and the QT series. Its customers generally purchase both lidar products for such applications. In September 2024, Hesai Technology launched an industry ground-breaking product OT128, which further solidifies its leading position.

●	Pandar128. Designed for automotive volume production, Pandar128 offers an ideal solution for self-driving applications. The 128-channel 360-degree surrounding view lidar features unrivaled detection range and point density, enabling superb perception over an extended range and provide self-driving systems with longer reaction time that is critical for safe operation at medium-to-high driving speeds. Pandar128 also offers a higher level of ingress protection, helping ensure reliability in all weather conditions. Despite doubling the number of channels of its predecessor, Pandar64, Pandar128 retains a similar compact form factor, enabling seamless integration into a vehicle’s exterior for a more aesthetic configuration.
●	QT128. The wide field-of-view QT128, an upgraded model of QT64, is a cutting-edge answer to blind spot detection. It features a wide vertical field of view of 105.2°, which is ideal for covering vehicle blind spots. It also features superior short-range performance to detect objects as near as 0.1 meters at 10% reflectivity, and an optimized 0.4° finest vertical resolution, as well as Hesai Technology’s interference rejection technology.
●	OT128. Launched in September 2024, OT128 is the world’s only mechanical lidar product which an ASIC approach for both the TX and RX systems, according to CIC. While most industry peers apply ASIC approach only to their ADAS lidar products, Hesai Technology has achieved a breakthrough by successfully migrating its ASIC-based architecture to mechanical lidar product. This innovation makes OT128 highly scalable for autonomous driving commercialization while delivering performance comparable to peer products. OT128 inherits 95% of the key components from best-selling AT128 and boasts a point rate of 3.45 million per second and a 200-meter detection range at 10% reflectivity.

Hesai Technology’s customers in the rest of the Robotics market install lidars on small unmanned vehicles for autonomous navigation, collision avoidance, and mapping to provide services such as last-mile delivery and street sweeping. Its lidar products empower participants in the Robotics market by providing superior perception solutions at competitive costs.

●	XT Series. Launched in October 2020, the 32-channel mid-range XT32 is Hesai Technology’s first product with its proprietary ASIC, and its flagship product for delivery robots and mapping market. The XT series is a cost-effective and power-efficient solution designed for multiple applications, including automated warehousing, logistics, robotics, surveying, mapping, and low-to-medium-speed autonomous driving. For these scenarios, sensors do not require ultra-high resolution and ultra-long range. Rather, they require a careful balance between Performance, Quality, and Cost. The XT series was developed to address these specific industrial needs.

* We redefined our Robotics business to include (i) autonomous mobility, which refers to autonomous vehicle fleets providing passenger and freight mobility services, and (ii) robotics and other non-automotive applications, such as automated guided vehicles/autonomous mobile robots, delivery robots, agricultural vehicles, wide industrial applications such as port and yard automation, and stationary applications. This redefinition underscores our commitment to expanding our lidar applications within the broader robotics industry. This change does not impact how we recognize product revenues or shipments from the prior business categorizations.

●	JT Series. The JT series features mini three-dimensional lidars designed for Robotics and industrial applications. Compact and lightweight, the miniature JT series ensures the lidar is easily installed and concealed in diverse Robotics applications. JT128, leveraging its world’s widest hyper-hemispherical FOV at 360° x 187°, enables exceptional spatial perception range with one single unit, as well as enhanced environmental perception and dynamic detection.

Gas Sensors

In addition to lidar products, Hesai Technology offers gas sensors to remotely detect methane leaks. These feature high gas detection sensitivity with configurable detection frequency and support real-time data and visual reports through the corresponding mobile app. It also offers oxygen sensors for high-end medical ventilators using similar technologies.

Innovative lidar Technology

Hesai Technology’s core lidar technologies include its ASIC-based architecture, system-level know-how, and automotive grade productization.

ASIC Approach and ASIC-based Architecture

Lidars are highly sophisticated instruments, primarily consisting of:

●	TX/RX system, or the laser transmitter (TX) and receiver (RX) system, the heart of a lidar product, as it determines the key lidar specifications such as detection range, precision, and point cloud density, among others. The transmitter generates and sends out laser pulses or light signals into the environment; the receiver detects the reflected laser pulses that return after hitting an object or surface;
●	Scanning system, which combines the vertical and horizontal angles created by the laser beam to calculate a three-dimensional XYZ coordinate position for each point to produce a set of three-dimensional coordinate measurements, and
●	Other supporting system, including optics, mechanical structures, circuits, and firmware, among others.

Hesai Technology sets itself apart early by pioneering an ASIC approach, which consolidates and integrates hundreds or even thousands of discrete components into a single or a few chips. The ASIC approach simplifies product architecture, optimizes design, which thereby boosts automation in production and lowers manufacturing costs. Since early stages of its development, Hesai technology has been committed to the inhouse R&D of key components and chips for lidar. This extensive industry know-how and insights paved the way for Hesai becoming the first to successfully implement ASIC approach for both the TX module and the RX module, i.e., the TX/RX system. By the end of 2024, Hesai Technology has deployed approximately 100 million proprietary chips in its lidar products, the highest in the industry, and 100 times more than the second highest industry player, according to CIC. Moreover, according to CIC, Hesai Technology has achieved the highest integration rate of ASICs among its peers since 2023. Its ground-breaking fourth-generation ASICs consolidate all seven key components into chips, namely, lasers, detectors, laser drivers, analog front-end, analog-to-digital converters, digital signal processors, and controllers. Hesai Technology currently remains the only lidar company that have developed all key components in-house, according to CIC.

By adopting the ASIC approach, Hesai Technology has developed an innovative and distinctive ASIC-based architecture, which features advanced technologies as follows, taking bold steps that others hesitated to pursue:

●	Highly-integrated TX/RX architecture, where hundreds of channels are integrated onto a few circuit boards, largely simplifying the traditional lidar architecture, improving product performance and quality while reducing manufacture complexity and cost;
●	First to utilize VCSELs for long-range application. Traditionally, Vertical-Cavity Surface-Emitting Lasers (“VCSELs”) were limited to short-range applications due to their low power density and restricted range. However, Hesai Technology’s proprietary high-power VCSEL was the first in the industry to be utilized in long-range automotive lidar applications, which are more cost-efficient, according to CIC, achieving an optimal balance of performance, quality, and cost; and

●	First ASIC-based one-dimensional electronic scanning scheme. While many peers have adopted two-dimensional scanning, Hesai Technology was the first in the industry to implement one-dimensional electronic scanning on ASICs, according to CIC. The combination of one-dimensional scanning with rotational mirror in horizontal direction and ASIC-based solid-state electronic scanning in vertical direction provides superior reliability, significantly reduces power consumption, and minimizes optical crosstalk. This approach enhances point cloud image quality, and according to CIC, is currently the optimal scanning method available in the industry.

Hesai Technology’s ASIC-based architecture has established itself as a mainstream technology pathway. Major industry players have been shifting from their original technological approaches to adopt a lidar architecture similar to Hesai Technology’s ASIC-based design in their latest products.

Building on its unique ASIC-based architecture, Hesai Technology launched its flagship AT128 in July 2021, with the start of production, or SOP, in July 2022. AT128, according to CIC, was the first lidar product to leverage ASIC-based technology to integrate 128 VCSEL laser arrays, enabling genuine 128-channel scanning. Prior to AT128, similar technological architecture was only capable of achieving a modest 16-line scanning. Hesai Technology outperformed its peers and set a benchmark for high-performance, high quality and low-cost lidars, leading to significant revenue and market share growth thereafter.

Platform-Level Know-how

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

Platform design, also known in the industry as “nesting dolls,” involves deriving and developing products that meet different needs based on the same product architecture. This maximizes the sharing of technological achievements, material supply chains, and manufacturing production lines.

●	Hesai Technology introduced platform thinking since 2017, one of the earliest among the industry peers. For instance, its Pandar series can achieve 40-line, 64-line, and 128-line products under the same architecture, and XT series was launched with both 16 and 32 lines. Products within the same series can maintain consistent sizes and interfaces, facilitating seamless transitions for customers.
●	In addition to internal platformization within each series, Hesai Technology’s cross series module re-use ratio is also high. For example, in the AT and ET product series, 70% of the components and parts can be shared, significantly reducing supply chain costs and research and development costs, whereas the average cross-series reuse rate for industry peers is 50%, according to CIC.
●	Hesai Technology’s platformization also enabled architecture sharing between different categories of products. For example, the OT128, which is a product designed for robotaxi industry, also replicated the ASIC-based design of AT128, an ADAS product, significantly slashing the price of mechanical lidar.

Unlike many peers who shifted their technological approaches during the development process, Hesai Technology have been committed to its core architecture and technology approaches over the years. As a result, Hesai Technology has accumulated a broad spectrum of know-how in lidar technology, which can be effectively leveraged on the system-level to support the development of a diverse range of product offerings and foster continuous innovation of its next-generation lidars.

Automotive Grade Productization

Since 2017, Hesai Technology has been working with global OEMs on lidar designs that can meet automotive grade requirements, including, but not limited to, viability under a wide range of working conditions, high reliability, long service life, electromagnetic compatibility (EMC), functional safety, and cybersecurity. Its lidar products have been running in volume on customers’ vehicle fleets across the globe. As the foundation of its automotive design, Hesai Technology makes sure that its lidar components fulfill automotive grade requirements. It designs and tests its proprietary ASIC-based architecture under automotive standards. For other components that it sources from its suppliers, Hesai Technology chooses automotive grade counterparts as long as they are available. During the product and process design phase, Hesai Technology uses tools such as design failure mode and effect analysis and process failure mode and effect analysis to ensure its design is robust. Throughout the years of collaboration with global OEMs, Hesai Technology has established a comprehensive set of automotive grade design verification tests, whose parameters and standards are approved by its OEM customers as sufficient to ensure the reliability of its lidars during automotive usage. These tests include, for example, vibration with thermal cycling, mechanical shock, high temperature degradation, humid heat cyclic, salt spray and Xenon lamp aging test.

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

Manufacturing Facilities

Hesai Technology owns and operates its manufacturing facilities to produce and assemble its lidar products. Hertz Center, its main manufacturing facility, is located in Hangzhou and commenced mass production in September 2023. To further elevate its manufacturing capacity to meet the growing market demand for its lidar products, Hesai Technology is currently expanding Hertz Center to accommodate more production lines. Accordingly, it expects to make capital expenditures in connection with the continual construction of Hertz Center. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Material Cash Requirements — Capital Expenditures.” Furthermore, prior to the completion of Hertz Center, its factory in Jiading, Shanghai has been manufacturing lidar products in volume to fulfill customer orders in a timely manner since 2018.

In addition, Maxwell Center, Hesai Technology’s new research and development and intelligent manufacturing center in Jiading, Shanghai, the hub of OEMs and tier-1 suppliers in China, commenced trial operation in December 2023. Maxwell Center is dedicated to new product design, testing and calibration. Currently, Maxwell Center is primarily used to conduct research and development and manufacture JT series lidar products.

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

Hesai Technology is also dedicated to reducing the environmental impact and ensuring safety throughout the production process. It implements various environmental protection measures, including installation of cotton filters, cartridge dust collectors, and activated carbon adsorption devices to appropriately collect and dispose of manufacturing waste. Hesai Technology works with qualified third-party waste disposal service providers for other waste, including waste glue, waste alcohol, waste filter cotton, waste activated carbon and waste packaging barrels. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we fail to comply with environmental protection, fire protection, drainage or health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.”

There are risks or other difficulties associated with the expansion of Hesai Technology’s manufacturing facility, such as failure to complete the expansion on schedule and within budget. Mass production enjoys economies of scale only when the manufacturing capacity is highly utilized. However, when production lines are at their early stage or when Hesai Technology launches new products, the manufacturing facilities are typically underutilized. The period between completion of product development and full manufacturing capacity utilization is known as production ramp-up. The significant investments found in manufacturing facilities may make this period of particular concern to investors. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — The expansion of our manufacturing facilities may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.”

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

Logistics and Warehouse

We mainly rely on qualified third-party logistics service providers for the transportation of equipment, supply and our products. We typically store our lidar products in our Maxwell Center and Hertz Center after they roll off the product line. Products that have passed quality inspections are delivered to the warehouse, where we implement strict inventory management and control measures, and ultimately ship to locations specified by our customers.

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

Research and Development

Our interdisciplinary team of engineers form the foundation for our continued success. As of December 31, 2024, we had 728 experienced engineers, mostly in our research and development department, amounting to 73.7% of our total employees. 61.8% of our engineers have master’s degrees or above, including 9.5% with doctor’s degrees.

Our research and development team consists of three departments: Hesai Research Institute, the ASIC center, and the research and development center. Hesai Research Institute undertakes very early-stage research, such as developing proof-of-concept prototypes and exploring the feasibility of new concept lidars beyond our current product lines. Hesai Research Institute also develops fundamental components that are crucial for our lidars, such as narrow linewidth lasers, integrated optical packaging and scanners. Our proprietary ASIC-based architecture is the main driving force for the continued evolution of our lidar architecture. The research and development center is responsible for the design and development of our lidar products. It consists of experts in various areas, such as optics, electronics, mechanics, software, and functional safety, among others. The research and development center works with our business development team to understand customers’ needs and design the lidar products according to the desired specifications, and works with our manufacturing team to ensure the manufacturability of our lidars. After the development of each product, we summarize the experience and know-how we accumulate during the process into our core technologies, which then expedites the development of our next lidar product.

Intellectual Property

We believe that we have significant capabilities in lidar design and ASIC R&D. We regard our patents, trademarks, copyrights, know-how, proprietary technologies, domain names, and similar intellectual property as critical to our success. As of December 31, 2024, we had 500 patents granted and 735 pending patent applications in China, and 115 patents granted and 507 pending patent applications in other jurisdictions, such as the United States and Europe. Our patents cover our key technologies, including lidar technologies and applications, ASIC technologies, and laser-based gas sensor technologies. As of December 31, 2024, we also had 109 registered trademarks, including “禾赛” and “Hesai,” in China and overseas countries, and copyrights to 19 software programs in China developed by us relating to various aspects of our operations, and registered domain names, including hesaitech.com. We intend to continue to file additional patent applications with respect to our technology.

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

We sell our lidar products primarily through direct offline sales, with only a minimal portion distributed via regional distributors and system integrators. Our website showcases our products for potential customers with insightful product descriptions and reaches our customers globally. We have a dedicated team of salespersons, divided by regions including China, Asia Pacific, the Americas, and Europe, the Middle East and Africa, or EMEA, to pursue and maintain relationships with established regional distributors to tap into offline consumer markets. We believe that sales of our products will be enhanced by knowledgeable salespersons who can convey the value of our revolutionary technologies and demonstrate our products’ high performance. Many salespersons have previously worked at renowned technology companies and have years of sales experience and a foundation of technological knowledge to support their sales activities. We promote our products together with our regional distributors through promotional and branding activities, such as attending industry trade shows and making speeches at conferences.

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

We recognize the importance of contributing to sustainable development for the benefit of our society and environment. With this in mind, we encourage our employees and partners to reduce their energy consumption and carbon footprint, and we promote the use of environmentally friendly technology. We strive to minimize the impact of our operations on the environment and promote sustainability and environmental awareness at all levels of our organization. We employ internal environmental protection and procedures to help minimize the use of hazardous materials, energy, and other natural resources, and to minimize the generation of waste. In addition, we implement various environmental protection measures to manage our manufacturing processes, including installation of cotton filter, cartridge dust collector, and activated carbon adsorption devices to appropriately dispose of the manufacturing waste. We also cooperate with qualified third-party waste disposal service providers for other waste, including waste glue, waste alcohol, waste filter cotton, waste activated carbon, and waste packaging barrels. In August 2024, we released our inaugural Environmental, Social and Governance (ESG) Report detailing our ESG strategy, achievements and progress toward our longstanding ESG goals for sustainable development.

Competition

The major downstream markets for lidar applications, including ADAS and Robotics markets, are rapidly evolving and competitive, with many potential applications under development. As a result, although we believe that we have the market-leading lidar technology, we face competition from a range of companies developing lidar products for these applications, some of which may have similar offerings. Our primary competitors include Tier 1 suppliers who also provide lidar products and existing lidar companies.

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

Regulations Relating to Foreign Investment

The Company Law of the People’s Republic of China, or the Company Law, which was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993 and came into effect on July 1, 1994, and was last amended on December 29, 2023 and took effect on July 1, 2024, governs the establishment, operation and management of companies in the mainland China, including foreign-invested companies. Unless foreign investment laws provide otherwise, foreign- invested companies shall abide by the Company Law.

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

Regulations Relating to Foreign Investment Industrial Policy

Investment activities in mainland China by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023, and the Special Administrative Measures for Access of Foreign Investments (2024 Version), or the negative list, which became effective on November 1, 2024 and were promulgated and are amended from time to time by the Ministry of Commerce and the NDRC, and together with the Foreign Investment Law and their respective implementation rules and ancillary regulations. The catalog and the negative list lay out the basic regulatory framework for foreign investment in mainland China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted,” and “prohibited.”

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

On April 26, 2024, the Standing Committee of National People’s Congress promulgated the Tariff Law of the People’s Republic of China, or the Tariff Law, which took effect on December 1, 2024 and replaced the Regulations on Import and Export Tariffs promulgated by the State Council on November 23, 2003 and most recently amended on March 1, 2017. The Tariff Law stipulated that goods permitted to be imported or exported, and inbound articles, are subject to tariffs levied by the Customs in accordance with the provisions of the Tariff Law and the relevant laws and administrative regulations. The Tariff Law also stipulated that consignees of imports, consignors of exports and carriers or recipients of inbound articles shall pay tariffs and e-commerce platform operators, logistics enterprises and customs declaration enterprises engaging in cross-border e-commerce retail importation, as well as organizations and individuals obligated to withhold or collect tariffs pursuant to the provisions of laws and administrative regulations, are withholding obligors for tariffs.

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

According to the Measures for the Supervision and Inspection of Radio Transmitting Equipment issued by the Ministry of Industry and Information Technology on May 20, 2024 and became effective from September 1, 2024, the supervision and inspection of radio transmitting equipment are divided into routine inspections and special inspections. Inspections of the research and development, production, import, sales, and maintenance of radio transmission equipment that are included in the annual inspection plan fall under routine inspections. Based on relevant work task deployments and requirements, inspections targeting specific objects, matters, or fields are categorized as special inspections.

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

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and most recently amended on January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which was revised on June 18, 2004 and specifies detailed procedures and requirements with respect to the registration of software copyrights.

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

The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which was promulgated by SAFE on November 19, 2012 and most recently amended on December 30, 2019, substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and that banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which was most recently amended on December 30, 2019. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

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

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of a wholly foreign-owned enterprise include the Company Law of the People’s Republic of China, which was recently amended by the Standing Committee of the National People’s Congress on December 29, 2023 with respect to the company’s capital system, organization, registration, responsibilities of controlling shareholders and management personnel, etc. and came into force on July 1, 2024. Under these regulations, wholly foreign-owned enterprises in mainland China may pay dividends only out of their accumulated profits, if any, determined in accordance with the mainland China accounting standards and regulations. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, foreign investment enterprises in mainland China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain statutory reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. Foreign investment enterprises shall not distribute profits before losses are covered and the statutory reserve funds are drawn.

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

Regulations Relating to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007, became effective from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, respectively, an enterprise established outside mainland China with de facto management bodies within mainland China is considered a resident enterprise for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the PRC Enterprise Income Tax Law, initially promulgated on December 6, 2007, and subsequently amended on April 23, 2019 and December 6, 2024, came into effect on January 1, 2008, with the latest amendments effective as of January 20, 2025. These rules defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-mainland China resident enterprises without any branches in mainland China pay an enterprise income tax in connection with their income originating from mainland China at the tax rate of 10%.

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

On December 25, 2024, the Standing Committee of the National People’s Congress of the PRC issued the Value-added Tax Law of the People’s Republic of China, or the VAT Law, which will be formally implemented on January 1, 2026. The VAT Law further clarifies and adjusts the scope of taxable transactions, the rate structure of VAT, the criteria and tax calculation method for small-scale taxpayers, the determination and calculation of taxable amount, tax incentives, etc. There may exist uncertainties in the interpretation and enforcement of VAT Law.

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

On September 24, 2024, the Cyberspace Administration of China published the Cyber Data Security Regulations, which came into effect on January 1, 2025, the Cyber Data Security Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject the data processors to, among others, suspension of services, fines, revocation of relevant business permits or business licenses and penalties.

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

On May 10, 2024, the Ministry of Industry and Information Technology of the PRC issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.

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

We headquarter in Shanghai, China, and have offices across China and in other countries globally. As of December 31, 2024, we owned Maxwell Center, our in-house research and development and intelligent manufacturing facility located in Shanghai, China. We leased other factory space, office space, warehouses, and the other manufacturing facility, Hertz Center, which is located in Hangzhou, China. Our material leased properties are summarized as below. We lease our premises under operating lease agreements from independent third parties. We believe that there is sufficient supply of properties in China, and thus we do not rely on existing leases for our business operations.

	Approximate Space
Location	(Square meters)	Use	Lease Term
Shanghai, China	9,445.8	Office space, warehouse and research and development and manufacturing facility	Six years
Hangzhou, China	29,141.3	Research and development and manufacturing facility	Four and a half years

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

ITEM 4.A.UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. See “Forward-Looking Information.”

A.	OPERATING RESULTS

Hesai Technology is the global leader in three-dimensional light detection and ranging (lidar) solutions. Its lidar products enable a broad spectrum of applications across (i) passenger or commercial vehicles with advanced driver assistance systems, or ADAS, (ii) autonomous vehicle fleets providing passenger and freight mobility services and other applications such as last-mile delivery robots, street sweeping robots, and logistics robots in restricted areas, or Robotics.

Hesai Technology has already started commercializing its technology and has begun shipping its lidar units in increasing volumes. We recognized revenues from approximately 80,400, 222,100 and 501,900 shipped lidar units in 2022, 2023 and 2024, respectively. Our net revenues increased by 56.1% from RMB1,202.7 million in 2022 to RMB1,877.0 million in 2023, and further increased by 10.7% to RMB2,077.2 million (US$284.6 million) in 2024. Our net loss was RMB300.8 million, RMB476.0 million and RMB102.4 million (US$14.0 million) in 2022, 2023 and 2024, respectively.

Key Factors Affecting Our Results of Operations

Our business and operating results are affected by the general factors that impact our total addressable market, including, among others, overall economic growth in China and globally, the widespread adoption of lidar technologies in the ADAS and Robotics industries, raw material costs, regulatory, tax and geopolitical environments, the level of cross-border investment, and the competitive landscape for lidars. Changes in any of these general factors could affect the demand for our products and solutions and our results of operations.

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

We have established and are continuing to solidify our leading position in the domestic lidar market through our first-mover advantages in the fields of technology, design, development and mass production. At the same time, we have an existing presence in the United States and Europe. We intend to expand our presence in these markets over time. Armed with our insights in lidar design, ASIC approach, integrated and proprietary manufacturing, and our ability to fulfill functional safety requirements for automotive-grade standards, we believe we are well positioned to successfully compete in the surging global lidar market. Accordingly, expanded global reach will require continued investment and may expose us to additional foreign currency risk, international taxes and tariffs, legal obligations and additional operational costs, risks and challenges that may impact our ability to meet our projected sales volumes, net revenues and gross margins.

Our ability to optimize the pricing and mix of our lidar products

As we offer a diverse set of lidar products, our gross margin is affected by the pricing and mix of our products. We expect the average selling price for our lidar units and our gross margin to decrease as our shipment increases, especially with the increasing shipment of lidar units for the ADAS market and lidar units shipped to the United States that incur higher tariffs. The lidar products for the ADAS market generally have much lower selling prices than the lidar products for the Robotics market. Our customers in the lidar industry also generally expect that the newer generation of our lidar products and our new product lines will have lower selling price. At the same time, we are facing increasing costs related to materials, chips and supply chain globally, which would negatively affect our gross margin. We expect that our gross margin would fluctuate in the foreseeable future as we change our product mix, adjust selling price for our new products, and ramp up our production. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Continued pricing pressures may result in lower than anticipated margins, or losses, which may adversely affect our business.”

Our ability to increase volume production in a cost-efficient manner

We believe that we have the opportunity to increase our cost efficiency when operating at scale. To obtain the economies of scale in a timely and reliable fashion, we invest significantly in in-house manufacturing capabilities, and we plan to further expand. Our future performance depends on our ability to deliver on the economies of scale with lower product costs to enable widespread industry adoption. The material and component, manufacturing, and labor costs of our products accounted for 88.8%, 83.7% and 93.4% of our total cost of revenues in 2022, 2023 and 2024, respectively. Our ability to effectively control material and components, manufacturing and labor costs as we continue to ramp up our production volume has affected and will continue to affect our financial results significantly.

Our ability to effectively leverage our research and development efforts to maintain our leadership in product performance and quality

We invest heavily in the research and development of lidar technology. Our research and development expenses were RMB555.2 million, RMB790.5 million and RMB855.6 million (US$117.2 million) in 2022, 2023 and 2024, respectively, accounting for 46.2%, 42.1% and 41.2% of the net revenues for these periods, respectively. Our financial performance is significantly dependent on our ability to maintain our leading position which is further dependent on our continuous investments in research and development. We believe it is essential that we continue to upgrade our lidar products as we successfully implement our research and development roadmap, especially on our proprietary ASICs. If we fail to continue our innovation, our market position and net revenues may be adversely affected, and our investments in that area will not be recovered.

Our ability to maintain and improve operating efficiency

Our results of operations are further affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our net revenues. Our total operating expenses as a percentage of our net revenues was 70.7%, 65.7% and 52.5% for 2022, 2023 and 2024, respectively. This is important to the success of our business and our prospect of gradually achieving profitability. As our business grows, we expect to further improve our operating efficiency and achieve economies of scale.

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

The following table breaks down our net revenues by amounts and as percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
(In thousands, except for percentages)	RMB	%	RMB	%	RMB	US$	%
Product revenues
— Revenue from lidar products	1,122,237	93.3	1,735,254	92.4	1,946,775	266,707	93.7
— Other product revenues	29,630	2.5	29,636	1.5	19,259	2,638	0.9
Service revenues
— Engineering design, development and validation service, and solution service	43,101	3.6	100,493	5.4	100,290	13,740	4.8
— Other service revenues	7,702	0.6	11,606	0.6	10,833	1,484	0.6
Total	1,202,670	100.0	1,876,989	100.0	2,077,157	284,569	100.0

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

The following table breaks down our cost of revenues by amounts and as percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(In thousands, except for percentages)
Cost of revenues:
Material and component cost	432,229	36.0	679,098	36.2	711,119	97,423	34.2
Manufacturing cost	171,844	14.3	280,284	14.9	371,910	50,951	17.9
Labor cost	44,872	3.7	57,740	3.1	31,154	4,269	1.5
Other cost(1)	81,738	6.8	198,489	10.6	78,389	10,739	3.8
Total cost of revenues	730,683	60.8	1,215,611	64.8	1,192,572	163,382	57.4

Note:

(1)	Includes a royalty fee of RMB18.0 million, RMB35.3 million and RMB24.6 million (US$3.4 million) in 2022, 2023 and 2024, respectively.

Operating expenses

The following table sets forth our operating expenses and as percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(In thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	104,835	8.7	148,798	7.9	193,032	26,445	9.3
General and administrative expenses	201,007	16.7	320,144	17.1	316,913	43,417	15.3
Research and development expenses	555,179	46.2	790,547	42.1	855,641	117,222	41.2
Other operating expenses (income),net	(10,817)	(0.9)	(26,520)	(1.4)	(276,093)	(37,825)	(13.3)
Total operating expenses	850,204	70.7	1,232,969	65.7	1,089,493	149,259	52.5

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

The following table breaks down our research and development expenses by amounts and as percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(In thousands, except for percentages)
Research and development expenses:
Payroll expenses	381,700	31.7	592,223	31.6	594,567	81,455	28.6
Material expenses	59,602	5.0	75,093	4.0	70,057	9,598	3.4
Others	113,877	9.5	123,231	6.5	191,017	26,169	9.2
Total	555,179	46.2	790,547	42.1	855,641	117,222	41.2

General and administrative expenses. Our general and administrative expenses primarily consist of (i) payroll and related expenses for employees involved in general corporate functions, (ii) professional services fee, (iii) costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses incurred. We expect our general and administrative expenses of professional services fees, payroll and related expenses and general corporate related expenses to increase in the near future as we will incur additional expenses related to the anticipated growth of our business as well as accounting, insurance, investor relations and other costs related to our operations as a public company.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) payroll and related expenses for employees involved in selling and marketing functions, (ii) marketing expenses, and (iii) travel expenses. We expect our sales and marketing expenses to increase in absolute amount as we seek to continue to expand our customer base and increase our marketing efforts.

Other operating expenses (income), net. Our other operating expenses (income), net in 2024 primarily consist of (i) a one-off, project-based payment of RMB203.3 million from a leading global OEM headquartered in the United States. This payment was intended to compensate us for our investments in research and development, as well as the actual costs of work-in-progress and raw materials incurred in connection with a contract with this customer entered into in March 2023. This contract, originally set to remain effective through December 2025, was terminated by this customer due to the suspension of the relevant project by the customer, and (ii) government grants relating to the value-added tax benefits, operating subsidies and production line construction subsidies.

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

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years. Shanghai Hesai, one of our subsidiaries, was certified as a “high and new technology enterprise” in 2019 and enjoyed a preferential tax rate of 15% (rather than the statutory enterprise income tax rate of 25%) for each of 2022, 2023 and 2024. Zhejiang Hertz, one of our subsidiaries, was certified as a “high and new technology enterprise” in 2024, and is entitled to a preferential tax rate of 15% for the three-year period starting from 2024. Since Shanghai Hesai and Zhejiang Hertz were in accumulated tax loss status as of December 31, 2024, the aforesaid tax benefits were not utilized. Our remaining mainland China entities were subject to enterprise income tax at a rate of 25% in 2022, 2023 and 2024. Pursuant to the PRC Enterprise Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from mainland China effective from January 1, 2008, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar agreement with China that provides for a different withholding arrangement.

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

United States

The applicable income tax rate of the United States where our subsidiaries having had significant operations for the years ended December 31, 2022, 2023 and 2024 is 27.98%, which is a blended state and federal rate.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(In thousands, except for percentage data)
Net revenues	1,202,670	100.0	1,876,989	100.0	2,077,157	284,569	100.0
Cost of revenues	(730,683)	(60.8)	(1,215,611)	64.8	(1,192,572)	(163,382)	(57.4)
Gross profit	471,987	39.2	661,378	35.2	884,585	121,187	42.6
Operating expenses:
Sales and marketing expenses	(104,835)	(8.7)	(148,798)	(7.9)	(193,032)	(26,445)	(9.3)
General and administrative expenses	(201,007)	(16.7)	(320,144)	(17.1)	(316,913)	(43,417)	(15.3)
Research and development expenses	(555,179)	(46.2)	(790,547)	(42.1)	(855,641)	(117,222)	(41.2)
Other operating income, net	10,817	0.9	26,520	1.4	276,093	37,825	13.3
Total operating expenses	(850,204)	(70.7)	(1,232,969)	(65.7)	(1,089,493)	(149,259)	(52.5)
Loss from operations	(378,217)	(31.4)	(571,591)	(30.5)	(204,908)	(28,072)	(9.9)
Interest income	58,734	4.9	99,813	5.3	104,401	14,303	5.0
Interest expense	—	—	(3,069)	(0.2)	(12,827)	(1,757)	(0.6)
Foreign exchange gain (loss)	20,858	1.7	(452)	(0.0)	14,577	1,997	0.7
Other income (loss), net	(2,161)	(0.2)	34	0.0	(2,476)	(339)	(0.1)
Net loss before income tax and share of loss in equity method investments	(300,786)	(25.0)	(475,265)	(25.3)	(101,233)	(13,868)	(4.9)
Income tax (expenses)/benefit	66	0.0	(658)	(0.1)	(1,130)	(155)	(0.1)
Share of loss in equity method investment	(45)	(0.0)	(45)	(0.0)	(13)	(2)	(0.0)
Net loss	(300,765)	(25.0)	(475,968)	(25.4)	(102,376)	(14,025)	(4.9)

Year ended December 31, 2024 compared to year ended December 31, 2023

Net revenues

Our net revenues, which mainly consisted of revenue from lidar products and engineering design, development and validation service and solution service, increased by 10.7% from RMB1,877.0 million in 2023 to RMB2,077.2 million (US$284.6 million) in 2024. Our revenue from lidar products increased by 12.1% from RMB1,735.3 million in 2023 to RMB1,946.8 million (US$266.7 million) in 2024, primarily attributable to increased shipments of both robotics and ADAS lidars. We recognized revenue from approximately 222,100 and 501,900 lidar units sold with an average selling price of approximately US$1,100 and US$530 per unit in 2023 and 2024, respectively. The decrease of the unit price per lidar sold was primarily attributable to increased shipments of our lower-priced ADAS lidar products. Our revenue from gas detection products decreased by 44.2% from RMB26.9 million in 2023 to RMB15.4 million (US$2.1 million) in 2024, which was mainly attributable to contraction of our gas sensor business. Our revenue from engineering design, development and validation service and solution service decreased slightly from RMB100.5 million in 2023 to RMB100.3 million (US$13.7 million) in 2024. Our revenues from other service decreased from RMB11.6 million in 2023 to RMB10.8 million (US$1.5 million) in 2024, primarily attributable to decreased revenue from extended warranty service.

Cost of revenues

Our cost of revenues decreased by 1.9% from RMB1,215.6 million in 2023 to RMB1,192.6 million (US$163.4 million) in 2024. The decrease was primarily attributable to (i) a decrease of RMB120.1 million (US$16.6 million) in other costs, due to a decrease in total tariffs, which resulted from lower sales volume in the United States, and (ii) a decrease of RMB26.6 million (US3.6 million) in labor costs attributed to a higher automation rate in ADAS lidar manufacturing, which had increased shipment volume in 2024. The decrease of our cost of revenues was partially offset by an increase of RMB91.6 million (US$12.6 million) in manufacturing cost, driven by increased lidar shipments.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 33.7% from RMB661.4 million in 2023 to RMB884.6 million (US$121.2 million) in 2024. Our gross margin increased from 35.2% in 2023 to 42.6% in 2024, primarily due to effective cost and scale optimization on both Robotics lidars and ADAS lidars.

Operating expenses

Research and development expenses. Our research and development expenses increased by 8.2% from RMB790.5 million in 2023 to RMB855.6 million (US$117.2 million) in 2024, which was primarily attributable to an increase of RMB68.7 million (US$9.4 million) in payroll expenses, due to increased average headcount for research and development increased from 2023 to 2024, and an increase in depreciation and amortization expenses of RMB46.0 million (US$6.3 million), primarily because Maxwell Center, our new research and development and intelligent manufacturing center, commenced operations in 2024, partially offset by a decrease in share-based compensation expense of RMB66.0 million (US$9.0 million), primarily due to one-off share option expenses recognized in connection with the completion of our initial public offering in 2023.

General and administrative expenses. Our general and administrative expenses decreased by 1.0% from RMB320.1 million in 2023 to RMB316.9 million (US$43.4 million) in 2024, which was primarily due to a decrease in payroll and share-based compensation expenses of RMB35.6 million (US$4.9 million), partially offset by an increase in professional service expenses of RMB19.9 million (US$2.7 million).

Sales and marketing expenses. Our sales and marketing expenses increased by 29.7% from RMB148.8 million in 2023 to RMB193.0 million (US$26.4 million) in 2024, which was primarily due to (i) the increase in payroll expenses of RMB28.6 million (US$3.9 million), attributable to the expansion of our sales and marketing team, and (ii) the increase in marketing expenses of RMB9.5 million (US$1.3 million) attributable to increased investment in branding and marketing activities.

Other operating income, net. Our other net operating income was RMB26.5 million in 2023, as compared to other net operating income of RMB276.1 million (US$37.8 million) in 2024. The change was primarily due to a one-off project-based payment from one of our leading customers.

Loss from operations

As a result of the foregoing, our loss from operations narrowed by 64.2% from RMB571.6 million in 2023 to RMB204.9 million (US$28.1 million) in 2024.

Interest income

Interest income represents interest earned on our cash and cash equivalents, as well as our short-term investments. Our interest income increased from RMB99.8 million in 2023 to RMB104.4 million (US$14.3 million) in 2024 which was mainly due to the change in interest rates.

Foreign exchange gain (loss), net

We had foreign exchange loss of RMB0.5 million in 2023, in comparison with foreign exchange gain of RMB14.6 million (US$2.0 million) in 2024, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Net loss

As a result of the foregoing, our net loss decreased by 78.5% from RMB476.0 million in 2023 to RMB102.4 million (US$14.0 million) in 2024.

Year ended December 31, 2023 compared to year ended December 31, 2022

Net revenues

Our net revenues, which mainly consisted of revenue from lidar products and gas detection products, increased by 56.1% from RMB1,202.7 million in 2022 to RMB1,877.0 million in 2023. Our revenue from lidar products increased by 54.6% from RMB1,122.2 million in 2022 to RMB1,735.3 million in 2023, primarily attributable to the increased demand for Robotics and ADAS lidar products. We recognized revenue from approximately 80,400 and 222,100 lidar units sold with an average selling price of approximately US$2,000 and US$1,100 per unit in 2022 and 2023, respectively. The decrease of the unit price per lidar sold was primarily attributable to the shift of product mix towards lower-priced QT, XT and AT series lidar products. Our revenue from gas detection products increased by 12.1% from RMB24.0 million in 2022 to RMB26.9 million in 2023, which was mainly attributable to the increased gas detection products sold. Our revenue from engineering design, development and validation service and solution service increased significantly from RMB43.1 million in 2022 to RMB100.5 million in 2023, primarily attributable to the increased solutions revenue, offset by the decreased revenue from engineering services. Our revenues from other service increased from RMB7.7 million in 2022 to RMB11.6 million in 2023, primarily attributable to the increased revenues from extended warranty service.

Cost of revenues

Our cost of revenues increased by 66.4% from RMB730.7 million in 2022 to RMB1,215.6 million in 2023. The increase was primarily attributable to (i) an increase of RMB246.9 million in materials and components cost associated with the increased sales, (ii) an increase of RMB108.4 million in manufacturing cost due to increased sales, and (iii) an increase of RMB116.8 million in other costs, including increased accrued warranty costs and tariff expense.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 40.1% from RMB472.0 million in 2022 to RMB661.4 million in 2023. Our gross margin decreased from 39.2% in 2022 to 35.2% in 2023, primarily due to the increased shipments of lower-priced ADAS lidar products.

Operating expenses

Research and development expenses. Our research and development expenses increased by 42.4% from RMB555.2 million in 2022 to RMB790.5 million in 2023, which was primarily attributable to an increase of RMB210.5 million in payroll expenses, including share-based compensation, due to (i) increased average headcount for research and development increased from 2022 to 2023 and (ii) increase in share-based compensation expense of RMB92.5 million primarily due to the share option expense recognized in connection with the completion of our initial public offering, and an increase in material cost of RMB15.5 million.

General and administrative expenses. Our general and administrative expenses increased by 59.3% from RMB201.0 million in 2022 to RMB320.1 million in 2023, which was primarily due to an increase in professional service expenses of RMB45.6 million, as well as an increase in payroll and share-based compensation expenses of RMB46.1 million.

Sales and marketing expenses. Our sales and marketing expenses increased by 42.0% from RMB104.8 million in 2022 to RMB148.8 million in 2023, which was primarily due to the increase of RMB25.8 million in payroll expenses due to (i) our sales and marketing team expanded and (ii) increase in share-based compensation expense of RMB14.4 million primarily due to the share option expense recognized in connection with the completion of our initial public offering.

Other operating income, net. Our other net operating income was RMB10.8 million in 2022 compared to other net operating income of RMB26.5 million in 2023.

Loss from operations

As a result of the foregoing, our loss from operations increased by 51.1% from RMB378.2 million in 2022 to RMB571.6 million in 2023.

Interest income

Interest income represents interest earned on our cash and cash equivalents, as well as our short-term investments. Our interest income increased from RMB58.7 million in 2022 to RMB99.8 million in 2023 which was mainly due to the increase in average balance of cash and cash equivalents and short-term investments as we received proceeds from our initial public offering in the first quarter of 2023.

Foreign exchange gain (loss), net

We had foreign exchange gain of RMB20.9 million in 2022, in comparison with foreign exchange loss of RMB0.5 million in 2023, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Net loss

As a result of the foregoing, our net loss increased by 58.3% from RMB300.8 million in 2022 to RMB476.0 million in 2023.

B.LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	(696,015)	57,261	63,503	8,699
Net cash provided by/(used in) investing activities	1,119,646	(1,060,393)	955,876	130,955
Net cash provided by financing activities	15,176	1,590,356	250,675	34,343
Net increase in cash and cash equivalents	438,807	587,224	1,270,054	173,997
Effect of foreign currency exchange rate changes on cash and cash equivalents	25,118	57,623	14,382	1,970
Cash and cash equivalents at the beginning of the year	449,352	913,277	1,558,124	213,462
Cash and cash equivalents at the end of the year	913,277	1,558,124	2,842,560	389,429

Our principal source of liquidity has been cash generated by historical equity financing activities. As of December 31, 2022, 2023 and 2024, our cash and cash equivalents, restricted cash, and short-term investments were RMB1.9 billion, RMB3.1 billion and RMB3.2 billion (US$439.1 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and time deposits with banks with original maturities of less than three months. Our short-term investments primarily consist of time deposits, and structured financial products issued by commercial banks with guaranteed principal and variable rates of return indexed to interest rates, exchange rates, commodities, broad-based index of stock market, and other financial or non-financial underlying assets, all with original maturities less than one year.

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

As of December 31, 2024, 96.1%, 2.0% and 0.7% of our cash and cash equivalents were held in mainland China, Singapore and Hong Kong, respectively, and 22.4% and 75.0% were denominated in Renminbi and U.S. dollars, respectively. As of December 31, 2024, all of our short-term investments were held in mainland China and denominated in Renminbi. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

We had outstanding borrowings of RMB18.5 million, RMB397.6 million and RMB614.7 million (US$84.2 million) as of December 31, 2022, 2023 and 2024, respectively.

●	We have a standby credit facility of RMB500 million from a commercial bank in China from December 2024 to December 2027. As of December 31, 2024, we had drawn down borrowings with the amount of RMB148.8 million (US$20.4 million) with an annual interest rate from 2.65% to 2.70% under this credit facility.
●	On November 18, 2022, we entered into an agreement with a commercial bank in China for a credit facility of RMB700 million, which was available in full until December 4, 2024. The usage of credit facility was restricted to the purchasing of property and equipment related to Maxwell Center. The credit facility was secured by the land-use rights of the new manufacturing facility, including any ongoing and completed constructions thereon. As of December 31, 2024, we had drawn down borrowings with the amount of RMB298.4 million (US$40.9 million) with an annual interest rate of 2.65% under this credit facility.
●	On October 17, 2023, we entered into an agreement with a commercial bank in China for a credit facility of RMB110 million, which was available in full until October 17, 2024. As of December 31, 2024, we had drawn down borrowings with the amount of RMB53.9 million (US$7.4 million) with an annual interest rate from 2.75% to 2.85% under this credit facility.
●	On September 27, 2024, we entered into an agreement with a commercial bank in China for a credit facility of RMB150 million, which will be available in full until September 17, 2029. As of December 31, 2024, we had drawn down borrowings with the amount of RMB31.6 million (US$4.3 million) with an annual interest rate of 2.50% under this credit facility.

Our accounts receivable, our contract assets, and amounts due from related parties primarily represent amounts due from our customers and advances from our customers, which are recorded net of allowance for credit loss. As of December 31, 2022, 2023 and 2024, our accounts receivable, net of allowance for credit loss, was RMB485.0 million, RMB524.8 million and RMB765.0 million (US$104.8 million), respectively, our contact assets were RMB12.6 million, RMB19.7 million and RMB9.9 million (US$1.4 million), respectively, and the amounts due from related parties, net of allowance for credit loss, were RMB5.0 million, RMB5.0 million and RMB5.0 million (US$0.7 million), respectively. The sum of our accounts receivable, contract assets, and amounts due from related parties increased in 2022, 2023 and 2024 primarily due to the expansion of our customer base. Our accounts receivable, contract assets, and amounts due from related parties’ turnover days decreased from 113 days in 2022 to 108 days in 2023, primarily due to accelerated payment from our customers, and increased to 122 days in 2024, primarily due to longer credit term granted to certain OEM customers. Accounts receivable, contract assets, and amounts due from related parties’ turnover days for a given period are equal to the sum of the average balances of accounts receivable, contract assets and amounts due from related parties at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Our inventories primarily include raw materials, work-in-process, and finished goods and are stated at lower of cost or net realizable value. Our inventories decreased from RMB646.9 million as of December 31, 2022 to RMB495.9 million as of December 31, 2023, and further decreased to RMB482.1 million (US$66.1 million) as of December 31, 2024, mainly driven by the decrease in finished goods due to increased shipments of lidar products to customers near the end of the year. Our inventory turnover days decreased from 278 days in 2022 to 191 days in 2023, and further decreased to 169 days in 2024, primarily because of increased lidar shipments to customers and expedited consumption of our raw material and component inventory. Inventory turnover days for a given period equal to average inventory balances at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period. Valuation of inventories is based on currently available information about expected recoverable value, dependent upon factors such as market trends, inventory ageing, and historical and forecasted customer demands. Inventory write-down is recorded as cost of revenues, and we recorded RMB39.4 million, RMB9.3 million and RMB2.2 million (US$0.3 million) inventory write-down in 2022, 2023 and 2024, respectively.

Our accounts payable primarily represents accounts payable to our suppliers of raw materials and our outsourcing labor force. As of December 31, 2022, 2023 and 2024, our accounts payable was RMB206.7 million, RMB269.4 million and RMB345.0 million (US$47.3 million), respectively. The increase was primarily due to the increase of raw material and component procurement resulting from greater product demands. Our accounts payable turnover days were 72 days, 71 days and 94 days, in 2022, 2023 and 2024, respectively. The decrease of accounts payable turnover days from 2022 to 2023 was in line with the decrease in overall inventories, whereas the increase in 2024 was primarily due to more favorable credit terms granted to us by suppliers in 2024. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

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

A substantial portion of our revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing mainland China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The mainland China government may restrict access to foreign currencies for current account transactions in the future if we are found failing to meet the procedural requirements. If the foreign exchange control system affects us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Operating activities

Net cash provided by operating activities in 2024 was RMB63,503 million (US$8.7 million). The difference between the net loss of RMB102.4 million (US$14.0 million) and operating cash flow was primarily due to (i) adjustment of non-cash items of RMB302.2 million (US$41.4 million) which mainly consisted of share-based compensation expenses of RMB116.0 million (US$15.9 million), and depreciation and amortization expenses of RMB131.8 million (US$18.1 million), (ii) a net decrease in operating assets and liabilities by RMB136.3 million (US$18.7 million), which was primarily attributable to a decrease of RMB243.3 million (US$33.3 million) in accounts receivable as a result of accelerated collection in 2024.

Net cash provided by operating activities in 2023 was RMB57.3 million. The difference between the net loss of RMB476.0 million and operating cash flow was primarily due to (i) adjustment of non-cash items of RMB387.6 million which mainly consisted of share-based compensation expenses of RMB234.6 million, and depreciation and amortization expenses of RMB86.3 million, (ii) a net decrease in operating assets and liabilities by RMB145.6 million, which was primarily attributable to a decrease of RMB146.0 million in inventories as a result of more shipment of our lidar products.

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

Investing activities

Net cash provided from investing activities in 2024 was RMB955.9 million (US$131.0 million), which was primarily due to maturity of our short-term investments of RMB3,775.8 million (US$517.3 million), partially offset by purchase of short-term investments of RMB2,548.6 million (US$349.2 million) and purchase of property and equipment of RMB259.5 million (US$35.6 million).

Net cash used in investing activities in 2023 was RMB1,060.4 million, which was primarily due to (i) the purchase of short-term investments of RMB5,100.9 million, and (ii) the purchase of property and equipment of RMB406.7 million, partially offset by the maturity of short-term investments of RMB4,479.3 million.

Net cash provided by investing activities in 2022 was RMB1,119.6 million, which was primarily due to the maturity of short-term investment of RMB6,978.8 million, partially offset by the purchases of short-term investment of RMB5,586.8 million and the purchases of property and equipment of RMB231.2 million.

Financing activities

Net cash provided by financing activities in 2024 was RMB250.7 million (US$34.3 million), which primarily include our short-term and long-term borrowings of RMB354.4 million (US$48.5 million), partially offset by repayment of short-term and long-term borrowings of RMB137.8 million (US$18.9 million).

Net cash provided by financing activities in 2023 was RMB1,590.4 million, which primarily include (i) proceeds from issuance of ordinary shares in connection to the initial public offering of RMB1,225.5 million, (ii) proceeds from long-term borrowings of RMB264.9 million and (iii) proceeds from short-term borrowings of RMB111.7 million.

Net cash provided by financing activities in 2022 was RMB15.2 million, which primarily include proceeds from long-term borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 primarily includes our capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures primarily represent capital payment in relation to the procurement of electronic equipment, machinery and equipment and sample products, as well as leasehold improvement related to the construction and expansion of Maxwell Center and Hertz Center. We incurred capital expenditures of RMB240.4 million, RMB406.7 million and RMB270.4 million (US$37.0 million) in 2022, 2023 and 2024, respectively. We have incurred RMB1.1 billion (US$154.8 million) as of December 31, 2024 and plan to additionally invest approximately RMB0.2 billion (US$31.5 million) in purchasing equipment, factory buildings, hardware and software to increase the manufacturing capacity for our lidar products. There are, however, risks or other difficulties associated with the expansion of our manufacturing facilities, such as failure to complete the expansion on schedule and within budget. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — The expansion of our manufacturing facilities may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.” We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance, operating cash flow and proceeds.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by December 31,
	Total	2025	2026	2027	After

	(RMB in thousands)
Capital expenditure commitments(1)	132,883	132,883	—	—	—

Note:

(1)	Capital expenditure commitments refer to future minimum capital payment under non-cancelable agreements related to Maxwell Center and Hertz factory.

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

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2024.

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

D.TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.CRITICAL ACCOUNTING ESTIMATES

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

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

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Current expected credit loss(“CECL”) for accounts receivable and contract assets

Description

Allowance for credit loss represents our estimate of current expected credit losses on our trade accounts receivable and contract assets. Accounts receivable and contract assets from customers are generated from our sales and service businesses. The adequacy of the allowance for CECL is assessed quarterly and the assumptions and models used in establishing the allowance are evaluated regularly. Because CECL can vary substantially over time, estimating CECL requires a number of assumptions about matters that are uncertain. Changes in our assumptions affect provision for/(reversal of) CECL on our income statements and the allowance for credit losses contained within accounts receivable and contract assets, net on our balance sheets.

Judgments and Uncertainties

We divide its portfolio into six pools — domestic PRC automotive original equipment manufacturer (“OEM”) customers, domestic PRC other customers, overseas automotive OEM customers, overseas other customers, customers facing operational difficulties and other special customers for the purposes of performing ongoing credit evaluation by reviewing their credit rating and industry geographic distribution and assessing allowance for credit loss based on expected credit loss model for each pool of the portfolio. With different types of customers, the Group calculated the expected credit loss rates respectively. We develop a CECL model based on historical collection experience, the age of the accounts receivable balances, current economic conditions, the forward-looking information of future economic conditions, and other factors that may affect its ability to collect from customers. Our allowance for credit losses is based on the following key assumptions regarding:

●	Probability of default. The expected probability of payment and time to default which include assumptions about macroeconomic factors and recent performance.
●	Loss given default. The percentage of the expected balance due at default that is not recoverable. The loss given default takes into account the expected collateral value and future recoveries.
●	Macroeconomic factors used in our models are country specific and include variables such as consumer price index, money supply M2, non-performing loan ratios, and gross domestic product.

Sensitivity of Estimate to Change

Changes in the probability of default and loss given default assumptions would affect the allowance for credit losses. The allowance of accounts receivable and contract assets as of December 31, 2023 and 2024 were RMB49.3 million and RMB64.9 million, respectively. The effect of the indicated increase/decrease in the assumptions is as follows:

Increase/(Decrease)
Assumption	Basis Point Change	As of December 31, 2023	As of December 31, 2024
Probability of default	+ / - 100	1,033/(1,033)	1,210/(1,210)
Loss given default	+ / - 100	5,550/(5,550)	7,995/(7,995)

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yifan Li	39	Co-Founder, Director and Chief Executive Officer
Kai Sun	39	Co-Founder, Director and Chief Scientist
Shaoqing Xiang	40	Co-Founder, Director and Chief Technology Officer
Cailian Yang	34	Director and Vice President of Operations
Bonnie Zhang	51	Independent director
Jie Chen	44	Independent director
Andrew Fan	42	Chief Financial Officer

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

Dr. Kai Sun is our co-founder and has served as our chief scientist and director since our inception. Prior to co-founding Hesai, Dr. Sun worked as a research associate at Stanford University in 2014. Dr. Sun’s primary research at Stanford University focused on building ultra-fast and high-sensitivity molecular detection systems with lasers and novel detection technologies. These detection systems operate in extreme conditions for the research of reaction kinetics. Several of Dr. Sun’s papers were selected to IOP Select (Institute of Physics in the UK), Spotlight of OSA (Optical Society of America), and “100 Years of Combustion Kinetics at Argonne.” Dr. Sun also won the Outstanding Paper Award of the journal Measurement Science and Technology in 2013. Dr. Sun received his bachelor’s degree in thermal energy and power engineering from Shanghai Jiao Tong University in July 2007, a master’s degree in mechanical engineering from Stanford University in January 2010, and a PhD degree in mechanical engineering and also a PhD minor degree in electrical engineering from Stanford University in January 2014.

Mr. Shaoqing Xiang is our co-founder and has served as our chief technology officer and director since our inception. Prior to co-founding Hesai, Mr. Xiang worked at Apple, Inc. as an iPhone hardware systems integration engineer from April 2011 to November 2014. Mr. Xiang received his bachelor’s degree in micro-electromechanical systems from Tsinghua University in July 2007. Mr. Xiang received a fellowship award and obtained dual master’s degrees in mechanical engineering and electrical engineering from Stanford University in January 2009 and March 2011, respectively.

Ms. Cailian Yang has served as our vice president of operations and director since November 2017. Ms. Yang joined us in December 2014 as the first employee of Hesai. Prior to joining us, Ms. Yang served as a customer manager in Shanghai Pudong Development Bank from October 2012 to July 2014, and a customer manager in Citibank from September 2014 to December 2014. Ms. Yang received her bachelor’s degree in business English from Yancheng Teachers University in July 2012.

Ms. Bonnie Zhang has served as our independent director since February 2023. Ms. Zhang has served as independent non-executive director of Swire Pacific Limited (HKEX: 0019), a Hong Kong based international conglomerate with a diversified portfolio of market leading businesses, since June 2022, and independent director of Yatsen Holding Limited (NYSE: YSG), a Chinese beauty company, since November 2020. Ms. Zhang served as an independent director of TuSimple, Inc. (Nasdaq: TSP), an autonomous driving company, from September 2020 to June 2022 and as independent director of Dada Nexus Limited (Nasdaq: DADA), a local on-demand retail and delivery platform in China, from June 2020 to August 2022. Ms. Zhang has served as the chief financial officer of Sina Corporation (formerly NASDAQ: SINA, taken private in 2021) since March 2015. From March 2014 to March 2015, Ms. Zhang served as the chief financial officer of Weibo Corporation (Nasdaq: WB), a social media platform in China and one of Sina Corporation’s subsidiaries. Before joining Weibo, Ms. Zhang was the chief financial officer of AdChina Ltd., an integrated internet advertising platform in China, from May 2011 to February 2014. Prior to that, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies making initial public offerings in the United States and Chinese companies listed in the United States, from October 2007 to April 2011. Ms. Zhang served as a senior manager in the National Office SEC Services group of Deloitte & Touche, LLP from May 2005 to August 2007, where she was responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC with a focus on foreign private issuers. Ms. Zhang received a bachelor’s degree in business administration from McDaniel College in May 1997. Ms. Zhang is a certified public accountant in the State of Maryland and is a member of the American Institution of Certified Public Accountants.

Dr. Jie Chen has served as our independent director since February 2023. Dr. Chen is an associate professor at the School of Entrepreneurship and Management of ShanghaiTech University. Prior to ShanghaiTech, from July 2012 to December 2019, she was an assistant professor at the Lee Kuan Yew School of Public Policy of National University of Singapore. Dr. Chen received her Ph.D. in economics from Yale University in March 2012, M.A. in economics from Yale University in June 2006, and B.S. in computer science and economics from Washington University in St. Louis, magna cum laude, in May 2003.

Mr. Andrew Fan has over 18 years of experience in accounting and corporate financing. From May 2021 to September 2024, Mr. Fan held the position of chief financial officer at Seyond Holdings. Prior to that, Mr. Fan held senior finance-related roles at listed companies including Hailiang Education Group Inc., Aesthetic Medical International Holdings Group Limited, and Dali Foods Group Company Limited, and various roles at financial institutions including Deutsche Bank, HSBC, and Macquarie. Additionally, Mr. Fan has served as an independent non-executive director of Jiangsu Innovative Ecological New Materials Limited (HKEX: 2116) since 2018. Mr. Fan graduated from Tsinghua University, with bachelor’s and master’s degrees in accounting in 2004 and 2006, respectively.

B.	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2024, we paid an aggregate of RMB11.74 million (US$1.61 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The following table summarizes, as of March 31, 2025, the number of outstanding options and restricted share units we had granted to our directors and executive officers:

	Class B Ordinary
	Shares Underlying		Exercise Price		Date of
Name	Outstanding Awards		(US$/Share)	Date of Grant	Expiration
Cailian Yang	*		2.1	July 3, 2021	July 3, 2028
	*		3.3	November 22, 2021	November 22, 2028
	*		1.63	June 5, 2023	June 5, 2030
	*		0.9	November 18, 2024	November 18, 2031
Bonnie Zhang	*	(1)	N/A	March 10, 2023	N/A
	*	(1)	N/A	February 7, 2025	N/A
Jie Chen	*	(1)	N/A	March 10, 2023	N/A
	*	(1)	N/A	February 7, 2025	N/A
Andrew Fan	*		0.9	November 18, 2024	November 18, 2031
	*		0	November 25, 2024	N/A
Total	672,100		—	—	—

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2025.
(1)	Represents restricted share units.

As of March 31, 2025, our employees other than directors and executive officers as a group held options to purchase 8,623,498 Class B ordinary shares, with an exercise price ranging from US$0.01 to US$3.8, and 281,647 restricted share units.

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

Our officers are elected by and serve at the discretion of our board of directors.

Board Diversity Matrix

Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	As of February 28, 2025
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	3	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D.	EMPLOYEES

We had 1,020 and 1,122 employees as of December 31, 2022 and 2023, respectively. We had a total of 1,142 employees as of December 31, 2024 of which 75 held doctorate degrees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

Function	Number of Employees
Research and development	602
Production and supply chain	187
Management	61
Sales and marketing	115
Others	177
Total	1,142

As of December 31, 2024, we had 1,110 employees based in mainland China and 32 employees in the United States and other countries, and we also had 1,241 contracting workers primarily in our manufacturing facilities in China.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2025 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 26,998,861 Class A ordinary shares and 105,468,803 Class B ordinary shares issued and outstanding as of March 31, 2025 (excluding the 1,192,047 Class B ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan).

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

	Ordinary Shares Beneficially Owned
				% of	% of
	Class A	Class B		Total	Aggregate
	Ordinary	Ordinary	Total Ordinary	Ordinary	Voting
	shares	Shares	Shares	Shares	Power***
Directors and Executive Officers**:
Yifan Li(1)	8,879,636	—	8,879,636	6.7	23.7
Kai Sun(2)	9,228,622	—	9,228,622	7.0	24.6
Shaoqing Xiang(3)	8,890,603	*	9,055,634	6.7	23.7
Cailian Yang	—	*	*	*	*
Bonnie Zhang	—	*	*	*	*
Jie Chen	—	*	*	*	*
Andrew Fan	—	*	*	*	*
All Directors and Executive Officers as a Group	26,998,861	523,969	27,522,830	20.8	72.0
Principal Shareholders:
ALBJ Limited(1)	8,879,636	—	8,879,636	6.7	23.7
Fermat Star Limited(2)	9,228,622	—	9,228,622	7.0	24.6
Galbadia Limited(3)	8,890,603	*	9,055,634	6.7	23.7
Bosch(4)	—	7,653,252	7,653,252	5.8	2.0
Xiaomi (5)	—	7,224,636	7,224,636	5.5	1.9

Notes:

*	Aggregate number of shares accounts for less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 10th Floor, Building A, No. 658 Zhaohua Road, Changning District, Shanghai 200050, People’s Republic of China. The Business address of Bonnie Zhang is 7F Sina Plaza, No. 8 Courtyard 10, West Xibeiwang Road (E), Beijing 100193, People’s Republic of China.

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

(1)

Represents 8,879,636 Class A ordinary shares held by ALBJ Limited, a company limited by shares incorporated in British Virgin Islands. ALBJ Limited is wholly owned by Asian LBJ Limited, which is wholly owned by Dr. Yifan Li. The registered address of ALBJ Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(2)

Represents 9,228,622 Class A ordinary shares held by Fermat Star Limited, a company limited by shares incorporated in British Virgin Islands. Fermat Star Limited is and wholly owned by Rock Ocean Limited, which is wholly owned by Dr. Kai Sun. The registered address of Fermat Star Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(3)

Represents (i) 8,890,603 Class A ordinary shares held by Galbadia Limited, a company limited by shares incorporated in British Virgin Islands, and (ii) 165,031 Class B ordinary shares in the form of ADSs beneficially owned by Mr. Shaoqing Xiang. Galbadia Limited is wholly owned by Balamb Limited, which is wholly owned by Mr. Shaoqing Xiang. The registered address of Galbadia Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

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

(5)

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

To our knowledge, as of March 31, 2025, 86,816,141 of our Class B ordinary shares were held by three record holders in the United States, of which 86,210,081 were held by the depositary of our ADS program and 606,060 were held by other record holders. As of March 31, 2025, none of our Class A ordinary shares were held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class B ordinary shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Baidu entities

On March 1, 2020, we entered into a framework agreement with Beijing Baidu Netcom Science Technology Co., Ltd. The framework agreement specifies that we provide our lidar products to Baidu entities in accordance with the key performance parameters and reference targets set forth in the purchase orders. The framework agreement has a two-year term, which is automatically extendable to the agreed period of the applicable product and service prices if the agreed period exceeds the term of the framework agreement. The framework agreement also specifies mutual termination rights due to force majeure. The purchase orders from Baidu entities generally provide the requirements, volumes and prices of the lidar products.

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

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

On April 11, 2023, Ouster, Inc. filed a complaint against Hesai Group and Hesai Technology Co., Ltd. in the United States District Court for the District of Delaware for alleged patent infringement relating to the production, use, sale and/or importation of certain lidar systems and/or components thereof (captioned Ouster, Inc. v. Hesai Group and Hesai Technology Co., Ltd., No. 1:23-cv-00406-CFC). Relatedly, on the same day, Ouster, Inc. filed a complaint with the U.S. International Trade Commission, or the ITC, requesting that the ITC institute an investigation into Hesai Group, Hesai Technology Co., Ltd., and Hesai Inc., pursuant to Section 337 of the Tariff Act of 1930 for substantially similar allegations. On May 30, 2023, the United States District Court for the District of Delaware ordered a stay of case No. 1:23-cv-00406-CFC in response to the defendants’ motion. On July 14, 2023, the parties filed a joint motion to suspend all case deadlines in the ITC investigation by a period of three months, which the presiding Administrative Law Judge granted on July 17, 2023. On May 12, 2023, the defendants filed a request for arbitration before Judicial Arbitration and Mediation Services against Ouster, Inc. On August 24, 2023, the presiding Administrative Law Judge issued an order granting the defendants’ motion to terminate the ITC investigation. On October 10, 2023, the ITC affirmed the order and terminated the investigation into the alleged patent infringement initiated by Ouster, Inc. After submitting initial rounds of briefing, the arbitration hearing occurred in November 2024. As requested by the Tribunal, both parties submitted post-hearing briefing in December 2024 and January 2025. As of the date of this annual report, we are awaiting the final award from the Tribunal.

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

On January 31, 2024, we were placed on the list of Entities Identified as Chinese Military Companies Operating in the United States under Section 1260H of the William M. Thornberry National Defense Authorization Act for Fiscal Year 2021 (“Section 1260H List”) by the United States Department of Defense (“DoD”). On May 13, 2024, we filed a complaint to challenge the listing, alleging that DoD exceeded its authority under Section 1260H, acted arbitrarily and capriciously under the Administrative Procedure Act, and violated the U.S. Constitution in both adding and failing to remove us from the Section 1260H List. After filing the lawsuit, we received DoD’s decision memorandum, which we believe fails to justify the accusation that we are associated with the Chinese military. In light of the ongoing harms caused by the listing, we asked the DoD to agree to an expedited summary judgment briefing schedule, and on July 3, 2024, we filed a motion for summary judgment. On October 15, 2024, DoD removed us from the Section 1260H List, but on the same day, added us back to the Section 1260H List based on a new rationale. We believe that the decision memorandum for the second listing still fails to justify the accusation that we are associated with the Chinese military. We filed an amended complaint challenge the second listing on the ground that it violates the Administrative Procedure Act and the U.S. Constitution on November 15, 2024, and a motion for summary judgment on December 9, 2024. On March 20, 2025, the court held a hearing on our summary judgment motion in Washington, D.C. We are currently awaiting the court ruling. As of the date of this annual report, we are unable to predict the outcome.

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

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (save for our memorandum and articles of association, as amended from time to time, special resolutions passed by our shareholders, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

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

Provided that our Cayman Islands holding company, Hesai Group, is not deemed to be a mainland China resident enterprise, and holders of the ADSs and ordinary shares who are not mainland China residents will not be subject to mainland China income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Circular 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the nonresident enterprise, being the transferor, or the transferee or the mainland China entity that directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the mainland China tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-mainland China resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37, or to establish that we and our non-mainland China resident investors should not be taxed under these circulars.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding the ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

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

Based upon our current and projected income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

As of December 31, 2024, we had Renminbi-denominated cash and cash equivalents of RMB635.9 million (US$87.1 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in a decrease of US$7.9 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in an increase of US$9.7 million in cash and cash equivalents.

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

Our exposure to interest rate risk also arises from our credit facilities that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. For example, as of December 31, 2024, we had short-term borrowings of RMB345.3 million (US$47.3 million) and long-term borrowings of RMB269.4 million (US$36.9 million). A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in an increase of RMB6.1 million (US$0.8 million) in the costs of floating rate borrowings/interest amount as of December 31, 2024.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2024, we received reimbursement of US$0.2 million from the depositary.

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

As of December 31, 2024, we had used the proceeds of RMB396.6 million (US$19.1 million) from our initial public offering, including RMB139.2 million (US$19.1 million) for investment in our manufacturing capabilities, RMB102.7 million (US$14.1 million) for research and development, and RMB154.7 million (US$21.2 million) for general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weakness identified in our internal control over financial reporting as described below.

Notwithstanding management’s assessment that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects.

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

We have been in the process of developing and implementing the following measures to address the material weakness that has been identified: including (i) we have been continuously hiring more accounting personnel to strengthen the financial reporting function and have set up the financial reporting controls, (ii) we have been continuously implementing U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel, (iii) we have developed a set of period-end financial reporting policies and procedures, and we are committed to continuously refining and enhancing them, and (iv) we have engaged a third-party specialist to review our current internal controls and to recommend design improvements. The aforementioned remediation measures have been in the process of being developed and implemented during the fiscal year of 2024 and up to the date of this annual report. We plan to continue to take additional measures to remediate the material weakness, including enhancing an internal audit function to ensure proper design and implementation of our accounting policies and financial reporting procedures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

	2023	2024

	(RMB in thousands)
Audit fees(1)	13,198	13,923
All other fees(2)	68	10
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

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We have relied on home country practice exemption with respect to the requirement of having a majority independent board and an audit committee composed of a minimum of three members. We have also relied on home country practice exemption with respect to the requirement that a majority of the nominating and corporate governance committee members must be independent directors within 90 days of listing. In addition, we follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2024. We will hold shareholder meetings when there are significant issues that require shareholder approval. We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our ADSs — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market listing standards.”

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Governance

Our nominating and corporate governance committee of our board of directors is responsible for overseeing our cybersecurity risk management and be informed on risks from cybersecurity threats, assuming the following responsibilities: (i) maintaining oversight of the disclosure related to cybersecurity matters in periodic reports of the Company, (ii) reviewing updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer, if necessary, on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F, along with a report highlighting particular disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer if necessary. The chief executive officer, chief financial officer and cybersecurity officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company, monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, and maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents, if any.

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

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Hesai Group and its subsidiaries are included at the end of this annual report.

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Form 20-F filed on April 25, 2024)
4.1	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on January 17, 2023 (File No. 333-269247))
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

8.1	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Form 20-F filed on April 25, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on January 17, 2023 (File No. 333-269247))
11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP

Exhibit Number	Description

15.2*	Consent of Fangda Partners
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on April 25, 2024)
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

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

Date: April 1, 2025

HESAI GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hesai Group:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hesai Group and its subsidiaries (the “Company”), as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2024, the related notes and the financial statements schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 1, 2025

We have served as the Company’s auditor since 2019.

HESAI GROUP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 and 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,554,583	2,838,966	388,937
Restricted cash	3,541	3,594	492
Short-term investments	1,586,005	362,195	49,621
Notes receivable	—	22,341	3,061
Accounts receivable, net (net of allowance of RMB49,132 and RMB54,972 as of December 31, 2023 and 2024, respectively)	524,818	765,027	104,808
Contract assets, net (net of allowance of RMB122 and RMB9,901 as of December 31, 2023 and 2024, respectively)	19,688	9,909	1,358
Amounts due from related parties	5,015	5,039	690
Inventories	495,877	482,137	66,052
Prepayments and other current assets, net	208,082	193,448	26,502
Total current assets	4,397,609	4,682,656	641,521
Property and equipment, net	871,611	944,218	129,357
Intangible assets, net	78,730	76,554	10,488
Land-use rights, net	40,743	39,879	5,463
Long-term investments	31,811	31,798	4,356
Operating lease right-of-use assets	151,871	114,260	15,654
Other non-current assets	90,168	100,246	13,734
Total non-current assets	1,264,934	1,306,955	179,052
TOTAL ASSETS	5,662,543	5,989,611	820,573
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	111,682	345,253	47,299
Notes payable	7,255	10,096	1,383
Accounts payable	269,439	345,011	47,266
Contract liabilities	79,925	32,994	4,520
Amounts due to related parties	340,051	335,253	45,929
Accrued warranty liability	28,425	43,607	5,974
Accrued expenses and other current liabilities	498,324	516,726	70,791
Total current liabilities	1,335,101	1,628,940	223,162
Operating lease liabilities	119,413	98,370	13,477
Long-term borrowings	285,898	269,438	36,913
Other non-current liabilities	59,813	61,132	8,375
Total non-current liabilities	465,124	428,940	58,765
TOTAL LIABILITIES	1,800,225	2,057,880	281,927
Commitments and contingencies (Note 26)

Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value, 50,000,000 shares authorized, 30,033,379 and 30,015,905 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	19	19	3
Class B Ordinary shares (US$0.0001 par value, 900,000,000 shares authorized, 99,626,332 and 101,143,806 shares issued, 96,995,110 and 101,143,806 shares outstanding as of December 31, 2023 and 2024, respectively)	67	70	10
Additional paid-in capital	7,423,862	7,577,113	1,038,060
Subscription receivables	(292,721)	(292,721)	(40,103)
Accumulated other comprehensive income	38,440	56,975	7,806
Accumulated deficit	(3,307,349)	(3,409,725)	(467,130)
Total Shareholders’ equity	3,862,318	3,931,731	538,646
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,662,543	5,989,611	820,573

The accompanying notes are an integral part of these consolidated financial statements.

HESAI GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	1,202,670	1,876,989	2,077,157	284,569
Cost of revenues	(730,683)	(1,215,611)	(1,192,572)	(163,382)
Gross Profit	471,987	661,378	884,585	121,187
Operating expenses:
Sales and marketing expenses	(104,835)	(148,798)	(193,032)	(26,445)
General and administrative expenses	(201,007)	(320,144)	(316,913)	(43,417)
Research and development expenses	(555,179)	(790,547)	(855,641)	(117,222)
Other operating income, net	10,817	26,520	276,093	37,825
Total operating expenses	(850,204)	(1,232,969)	(1,089,493)	(149,259)
Loss from operations	(378,217)	(571,591)	(204,908)	(28,072)
Interest income	58,734	99,813	104,401	14,303
Interest expenses	—	(3,069)	(12,827)	(1,757)
Foreign exchange gain (loss), net	20,858	(452)	14,577	1,997
Other (loss) income, net	(2,161)	34	(2,476)	(339)
Net loss before income tax and share of loss in equity method investments	(300,786)	(475,265)	(101,233)	(13,868)
Income tax benefits (expenses)	66	(658)	(1,130)	(155)
Share of loss in equity method investment	(45)	(45)	(13)	(2)
Net loss	(300,765)	(475,968)	(102,376)	(14,025)
Deemed dividend	(446,419)	—	—	—
Net loss attributable to ordinary shareholders of the Company	(747,184)	(475,968)	(102,376)	(14,025)
Net loss per share:
Basic and diluted	(6.47)	(3.81)	(0.79)	(0.11)
Weighted average shares used in calculating net loss per share:
Basic and diluted	115,534,593	124,783,013	129,188,125	129,188,125
Net loss	(300,765)	(475,968)	(102,376)	(14,025)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(12,073)	42,048	18,535	2,539
Comprehensive loss	(312,838)	(433,920)	(83,841)	(11,486)

The accompanying notes are an integral part of these consolidated financial statements.

HESAI GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands, except share and per share data and otherwise noted)

								Accumulated	Total
								other	Shareholders’
	Class A		Class B		Additional	Subscription	Accumulated	comprehensive	(deficit)
	Ordinary shares		Ordinary shares		paid-in capital	receivables	deficit	income (loss)	equity
	Number	RMB*	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	30,033,379	19	30,949,701	20	—	(310,227)	(2,188,947)	8,465	(2,490,670)
Net loss	—	—	—	—	—	—	(300,765)	—	(300,765)
Foreign currency translation	—	—	—	—	—	—	—	(12,073)	(12,073)
Share-based compensation	—	—	—	—	104,750	—	—	—	104,750
Accretion in redemption value of redeemable shares	—	—	—	—	(104,750)	—	(341,669)	—	(446,419)
Balance as of December 31, 2022	30,033,379	19	30,949,701	20	—	(310,227)	(2,831,381)	(3,608)	(3,145,177)
Net loss	—	—	—	—	—	—	(475,968)	—	(475,968)
Foreign currency translation	—	—	—	—	—	—	—	42,048	42,048
Share-based compensation	—	—	—	—	233,958	—	—	—	233,958
Issuance of ordinary shares for initial public offering (“IPO”), net of issuance cost of RMB117,774	—	—	10,125,118	7	1,193,290	—	—	—	1,193,297
Reclassification of redeemable shares to ordinary shares upon IPO	—	—	54,551,513	39	5,986,871	—	—	—	5,986,910
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	—	—	1,368,778	1	9,743	—	—	—	9,744
Settlement of subscription receivables in connection the 2021 reorganization	—	—	—	—	—	17,506	—	—	17,506
Balance as of December 31, 2023	30,033,379	19	96,995,110	67	7,423,862	(292,721)	(3,307,349)	38,440	3,862,318
Net loss	—	—	—	—	—	—	(102,376)	—	(102,376)
Foreign currency translation	—	—	—	—	—	—	—	18,535	18,535
Share-based compensation	—	—	—	—	117,199	—	—	—	117,199
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	—	—	4,131,222	3	36,052	—	—	—	36,055
Conversion of Class A Ordinary shares into Class B Ordinary shares	(17,474)	—	17,474	—	—	—	—	—	—
Balance as of December 31, 2024	30,015,905	19	101,143,806	70	7,577,113	(292,721)	(3,409,725)	56,975	3,931,731

*The amount less than RMB1 is rounded to zero

The accompanying notes are an integral part of these consolidated financial statements.

HESAI GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net loss	(300,765)	(475,968)	(102,376)	(14,025)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	53,634	86,268	131,809	18,058
Share-based compensation	105,219	234,624	116,064	15,901
(Reversal of) provision for allowance for credit loss	(1,810)	43,004	15,619	2,140
Loss from disposal of property and equipment	369	—	1,885	258
Fair value change of short-term investments	4,878	(15,095)	(195)	(27)
Share of loss in equity method investee	45	45	13	2
Foreign exchange gain, net	(5,868)	(9)	(2,591)	(355)
Non-cash lease expenses	30,260	34,355	37,375	5,120
Inventory write-down	39,431	9,290	2,222	304
Gain from disposal of subsidiary	—	(6,129)	—	—
Changes in operating assets and liabilities:
Notes receivable	—	—	(22,341)	(3,061)
Accounts receivable	(390,859)	(90,750)	(243,339)	(33,337)
Contract assets	134,244	(7,088)	—	—
Inventories	(305,553)	145,977	26,695	3,657
Prepayments and other current assets	(33,556)	(82,646)	17,002	2,329
Other non-current assets	2,883	(3,178)	2,173	298
Amounts due to related parties	—	—	(5,026)	(689)
Contract liabilities	(91,737)	39,545	(46,942)	(6,431)
Deferred tax liabilities	(27)	(35)	—	—
Accounts payable	128,863	61,529	75,012	10,277
Notes payable	—	—	2,841	389
Accrued expenses and other current liabilities	(41,074)	80,297	88,907	12,180
Operating leases liabilities	(30,103)	(34,595)	(33,758)	(4,625)
Other non-current liabilities	5,511	37,820	2,454	336
Net cash (used in) provided by operating activities	(696,015)	57,261	63,503	8,699
Cash flows from investing activities:
Purchases of short-term investments	(5,586,764)	(5,100,868)	(2,548,575)	(349,153)
Maturity of short-term investments	6,978,764	4,479,302	3,775,809	517,284
Purchases of property and equipment	(231,210)	(406,748)	(259,541)	(35,557)

HESAI GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Purchases of intangible assets	(9,180)	(7,925)	(11,817)	(1,619)
Proceeds from government subsidies after capital expenditure	—	15,893	—	—
Purchases of equity securities	(30,000)	—	—	—
Advances to a related party	(1,964)	—	—	—
Cash inflow from disposal of subsidiary	—	14,407	—	—
Cash outflow from acquisition of subsidiary, net of cash acquired of RMB571	—	(54,454)	—	—
Net cash provided by (used in) investing activities	1,119,646	(1,060,393)	955,876	130,955
Cash flows from financing activities:
Cash distribution to shareholders of Shanghai Hesai in connection with the 2021 Reorganization	—	(17,506)	—	—
Cash contribution from shareholders in connection with the 2021 Reorganization	—	17,506	—	—
Proceeds from issuance of ordinary shares of Hesai Group	—	1,225,470	—	—
Proceeds from long-term borrowings	18,472	264,910	120,275	16,477
Repayment of long-term borrowings	—	—	(20,157)	(2,761)
Proceeds from short-term borrowings	—	111,682	234,100	32,072
Repayment of short-term borrowings	—	—	(117,682)	(16,122)
Payment of offering costs	(3,296)	(22,828)	—	—
Proceeds from issuance of ordinary shares upon the exercise of share options	—	2,872	34,139	4,677
Government subsidies received in advance of capital expenditure	—	8,250	—	—
Net cash provided by financing activities	15,176	1,590,356	250,675	34,343
Net increase in cash and cash equivalents	438,807	587,224	1,270,054	173,997
Cash, cash equivalents and restricted cash, beginning of the year	449,352	913,277	1,558,124	213,462
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	25,118	57,623	14,382	1,970
Cash, cash equivalents and restricted cash, end of the year	913,277	1,558,124	2,842,560	389,429
Cash paid during the year for:
Income taxes	(1,230)	—	425	58
Interest (net of capitalized amount of RMB11, RMB4,433 and RMB1,511 for the years ended December 31, 2022, 2023 and 2024, respectively)	—	3,069	8,054	1,103
Supplemental disclosure of non-cash investing and financing activities:
Accrued purchases of property and equipment	102,181	179,839	124,333	17,034
Accrued offering cost	480	—	—	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

Cash and cash equivalents	913,277	1,554,583	2,838,966	388,937
Restricted cash	—	3,541	3,594	492
Cash, cash equivalents and restricted cash	913,277	1,558,124	2,842,560	389,429

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Pursuant to a framework agreement entered into by the Founding Shareholders and all of the investors of Shanghai Hesai, the consideration paid by the Company to acquire the equity interest of Shanghai Hesai is to be reinvested in the Company as capital contribution for subscription of ordinary shares at Hesai Group. For the recapitalization in connection with the 2021 Reorganization, only RMB817,847 was required to be settled through cash redemption by Shanghai Hesai and cash investment at the Company level in accordance with foreign currency control regulations within the PRC. RMB507,620 has been settled during 2021 and RMB17,506 has been settled during 2023 with the remaining of RMB292,721 recorded as subscription receivables as of December 31, 2024 pending relevant government approval ( Note 22).

Initial Public Offering (“IPO”)

In February and March 2023, the Group, in connection with its IPO in the United States, issued 10,125,118 Class B ordinary shares with net proceeds of US$179,786 (equivalent to RMB1,225,470).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Consolidation

The financial statements presented herein represent the consolidated financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the estimated project progress towards certain services revenue, warranty reserves, incremental borrowing rate of lease liabilities, inventory write-down, allowance for credit losses, the useful lives and impairment of property and equipment, right-of-use assets, intangible assets and land-use rights, valuation of ordinary shares and share-based compensation.

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

The Group’s financial instruments include cash and cash equivalents, time deposits with maturities between three months and one year included in short-term investments, accounts receivable, notes receivable, contract assets, amounts due from/to related parties, other receivables included in other current assets, accounts payable, notes payable, other current liabilities, and short/long-term borrowings. All carrying amounts of these short-term financial instruments measured at amortized cost approximate their fair values due to their short-term nature. The fair value of long-term borrowings is approximate to their carry amounts because the annual interest rates of such borrowings are the similar to the prevailing market annual interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurements – continued

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2023	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Description	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
	RMB	RMB	RMB
Short-term investments - structured financial products	—	857,924	—

As of December 31, 2024	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Description	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
	RMB	RMB	RMB
Short-term investments - structured financial products	—	362,195	—

The structured financial products with commercial banks in the PRC are financial instruments with variable interest rates indexed mainly to exchange rates and/or price of commodities. In accordance with ASC 820, Fair Value Measurement, the Group elected the fair value option at the date of initial recognition to measure structured financial products at fair value on a recurring basis with changes in the fair value are recorded as interest income in the consolidated statements of operations and comprehensive loss. The fair values of these structured financial products were determined by using Level 2 significant other observable input by applying the interest rate implied by the current quotation of underlying indices. For the years ended December 31, 2022, 2023 and 2024, the Group recorded fair value changes of short-term investments of RMB52,252, RMB30,158 and RMB13,586 as interest income in the consolidated statements of operations and comprehensive loss, respectively.

Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries located outside of PRC is the United States dollar (“US$”), Swiss Franc(“CHF”), Hong Kong dollar, Euro and other currencies such as Thai Baht, the functional currency of subsidiaries located in PRC is RMB.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ (deficit) equity.

Monetary assets and liabilities denominated in currencies other than the entity’s applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized as foreign exchange gain (loss), net in the consolidated statements of operations and comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which are recorded net of allowance for credit losses. The Group divides its portfolio into six pools — domestic PRC automotive original equipment manufacturer (“OEM”) customers, domestic PRC other customers, overseas automotive OEM customers, overseas other customers, customers facing operational difficulties and other special customers for the purposes of performing ongoing credit evaluation by reviewing their credit rating and industry geographic distribution and assessing allowance for credit loss based on expected credit loss model for each pool of the portfolio. The Group develops a current expected credit loss (“CECL”) model based on historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Account receivable balances are written off after all collection efforts have been exhausted.

Factoring arrangements

The Group entered into factoring agreements with third-party financial institutions. If the Group has transferred substantially all the risks and rewards of ownership of the receivables under the arrangement, the receivables are derecognized since the transaction qualify as a transfer of financial assets to be considered as a sale under ASC 860. In determining whether the Group has transferred substantially all the risks and rewards of ownership, it considers credit risk, late-payment risk and right of recourse. Arrangements in which the Group derecognizes receivables result in changes in trade receivables, which are reflected as cash flows from operating activities. When receivables are sold with limited recourse and substantially all the risks and rewards associated with these receivables are not transferred, receivables are not derecognized. Where the Group does not derecognize the receivables, the cash received from the factor is classified as a financing cash inflow, the settlement of the receivables as an operating cash inflow and the repayment to the factor as a financing cash outflow.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment except land are depreciated at rates sufficient to write off its costs less impairment, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Buildings	20 years
Electronic equipment	3 – 5 years
Machinery and equipment	10 years
Furniture and fixture	5 years
Transportation vehicles	4 years
Leasehold improvements	Over the shorter of the expected lease term or useful lives

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

Long-term investments

Investment in equity method investee

The Group uses equity method to account for common stock investments in entities over which it has significant influence but does not have controlling interests. Under the equity method of accounting, the Group’s share of the earnings or losses of the investee companies, impairments, and other adjustments required by the equity method are reflected in the consolidated statements of operations and comprehensive loss. When the Group’s share of losses in an investee equals or exceeds its carrying amount of the investment in the investee, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the investee or is otherwise committed to provide further financial support for the investee. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of investments in equity investees under discounted cash flow analysis which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group did not record any impairment on its equity method investment during the years ended December 31, 2022, 2023 and 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term investments - continued

Equity securities without readily determinable fair value

The Group has elected to measure the investment in equity securities without readily determinable fair value at cost minus impairment, if any, adjusted up or down for observable price changes. Any adjustment to the carrying amount is recorded in other income (loss), net. At each reporting period end, the Group makes a qualitative assessment considering impairment indicators to evaluate whether any of these investments is impaired. If the assessment indicates that the fair value of an investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss. No fair value adjustment was recognized for the years ended December 31, 2022, 2023 and 2024.

Revenue recognition

The Group recognizes revenue from sales of LiDAR products and gas detection products at a point in time when control of the products is transferred to the customers, which generally occurs upon delivery according to the terms of the underlying contracts. Product sales to certain customers may require customer acceptance due to performance acceptance criteria that is considered more than a formality. For these product sales, revenue is recognized upon the expiration of the customer acceptance period. The Group’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit, and therefore the Group does not estimate returns. The Group’s standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of products upon delivery to the customers or upon expiration of the customer acceptance period. Revenue is measured as the amount of consideration expect to receive in exchange for transferring the promised goods, adjusted for any variable consideration such as price concessions or annual price adjustments as estimated at contract inception. The Group estimate variable consideration at the most likely amount they will receive from customers and reduce revenues recognized accordingly. The Group includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Group estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of their anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Group. The Group adjusts the estimate of revenue at the earlier of when the value of consideration they expect to receive changes or when the consideration becomes fixed. Amounts billed to customers for shipping and handling are included in revenue. Taxes collected from customers and remitted to governmental authorities are excluded from revenue on the net basis of accounting. Accounts receivables are due under normal trade terms, typically within 30 to 90 days.

During the fourth quarter of 2024, certain customers started to negotiate with the Group for sales rebates due to the change in market conditions. After such negotiation, the Group and these customers agreed to provide these customers sales rebates regarding the products previously sold in 2024. The Group recorded these rebates as reductions of revenue in the fourth quarter of 2024 and the amount involved was immaterial to the revenues for year ended December 31, 2024.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition - continued

The Group typically provides standard product warranties on LiDARs. For LiDARs used in autonomous mobility sector, such warranties last one or two years. For those used in advanced driver assistance system sector, such warranties cover five years or 100 thousand kilometers, whichever comes first. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. The Group accrues estimated future warranty costs and charges to cost of revenues in the period that the related revenue is recognized. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products. The Group also provides extended warranties as a service for an additional term ranging one to two additional years. For service type extended warranty contracts, the Group allocates revenue to this performance obligation on a relative standalone selling price basis and recognizes the revenue ratably over time during the effective period of the services. The Group recognized RMB7,702, RMB10,413 and RMB8,909 for extended warranty services, for the years ended December 31,2022, 2023 and 2024, respectively.

Changes in the Group’s accrued warranty liability was as follows:

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance as of the beginning of the year	13,932	17,694	28,425
Warranty provision	8,467	26,247	32,078
Consumption	(4,705)	(15,516)	(16,896)
Balance as of the end of the year	17,694	28,425	43,607

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group accounts for the effects of a modification as described in ASC 718. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for

Share-based compensation with cash settlement features is classified as liabilities. The percentage of the fair value that is recorded as compensation cost at the end of each period is based on the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occurs during the requisite service period are recognized as compensation costs ratably over time during the services to be rendered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement.

Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022, 2023 and 2024.

Leases

The Group leases office space in Shanghai, PRC and California, USA under non-cancellable operating lease agreements that expire at various dates through December 31, 2029.

The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets (“ROU assets”) on its consolidated balance sheets at the lease commencement date. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. Some of the Group’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

Modification to existing lease agreements, including changes to the lease term or payment amounts, are reviewed to determine whether they result in a separate contract. For modifications that do not result in a separate contract, the Group reviews the lease classification and re-measures the related ROU assets and lease liabilities at the effective date of the modification. The Group recognize the amount of the remeasurement of the lease liabilities as an adjustment to the ROU assets. If the carrying amount of the ROU asset is reduced to zero, the Group will recognize the remaining amount of the remeasurement as operating expenses in the consolidated statements of operations and comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income(loss) is reported in the consolidated statement of operations and comprehensive income(loss). Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets consists of accumulated foreign currency translation adjustments.

Segment

The Chief Executive Officer, Chief Scientist and Chief Technology Officer (collectively referred to the “founders”) are identified as the chief operating decision maker (“CODM”).

The Group operates in one operating segment, which includes all activities related to the development, manufacturing, and delivery of LiDAR products. The determination of a single operating segment is consistent with the consolidated financial information regularly provided to the Group’s CODM.

As a single reportable segment entity, segment asset information is not used by the CODM to allocate resources. The measure used by CODM to assess performance and make operating decisions is net loss as reported on the Group’s consolidated statements of operations. The CODM uses performance measure to monitor budget versus actual results. See Note 18 for a description of the Group’s disaggregated revenues by product line and geographic location.

Further, the CODM reviews and utilizes cost of revenues which are presented in the Group’s consolidated statements to manage the Group’s operation. Additional disaggregated significant segment expenses that are not separately presented on the Group’s consolidated statements of operations, are presented below for disaggregated payroll expenses recorded in sales and marketing expenses, general and administrative expenses and research and development expenses which are independently reviewed by our CODM.

The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM:

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Net Revenues	1,202,670	1,876,989	2,077,157
Less:
Cost of revenues	730,683	1,215,611	1,192,572
Payroll expenses in sales and marketing expenses*	77,736	104,462	124,548
Payroll expenses in general and administrative expenses	126,986	175,600	146,239
Payroll expenses in research and development expenses	381,700	592,223	594,567
Other segment items**	632,749	265,061	121,607
Net loss	(747,184)	(475,968)	(102,376)
*	Payroll expenses mainly consist of salaries, bonus, defined contribution plans, other social insurances, share-based compensation and other employee benefits.
**

Other segment items primarily include other operating income, net, interest income, interest expenses and other (loss) income, net as reported in Group’s consolidated statements of operations and professional service expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from the customers. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for credit losses based on CECL model developed by the Group, which considers historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

Prepayments and other current assets mainly consist of deposits of rent, and prepaid expenses, which can be applied for deduction of future payments for expenses. The Group has no significant concentrations of credit risk with respect to its prepayments and other current assets.

Concentration of customers

The following customers accounted for 10% or more of revenue for the years ended December 31, 2022, 2023 and 2024:

	For the Year ended
	December 31,
	2022	2023	2024
Customer A	24.3%	25.6%	33.7%
Customer B	13.7%	28.4%	*
Customer D	*	*	14.1%

The following customers accounted for 10% or more of the Group’s accounts receivable, contract assets and amounts due from related parties as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
Customer A	41.3%	23.5%
Customer B	10.2%	*
Customer C	11.2%	*
Customer D	*	16.8%
Customer E	*	11.8%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of risks - continued

Concentration of suppliers

The Group has one supplier accounted for 10% or more of purchases for the years ended December 31, 2022, 2023 and 2024:

	For the Year ended December 31,
	2022	2023	2024
Supplier A	12.3%	*	*

Foreign currency risk

A significant portion of Group’s cash and cash equivalents and short-term investments are denominated in US$, fluctuations in exchange rates between US$ and RMB may result in foreign exchange gains or losses. The value of US$ is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group has cash and cash equivalents that are denominated in US$, totaling US$131,832 and US$295,881 as of December 31, 2023 and 2024, respectively.

Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Group meets the definition of an emerging growth company, or EGC as of December 31, 2024, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. Once the Group ceases to qualify as EGC, it will immediately adopt the new and revised accounting standards already effective for public companies. There are no recent accounting pronouncements which are expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)” (“ASU 2023-07”), which expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Group adopted ASU 2023-07 for the year ended December 31, 2024.

Convenience translation

The Group’s business is primarily conducted in China and most of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US$ using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheet, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993 representing the noon buying rate set forth in the H.10 statistical release of the United States as of December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

3.SHORT-TERM INVESTMENTS

The following table summarizes the Group’s balances of short-term investments:

	As of December 31,
	2023	2024
	RMB	RMB
Structured bank financial products	857,924	362,195
Time deposit	728,081	—
Total short-term investments	1,586,005	362,195

4.NOTES RECEIVABLE

Notes receivable consisted of bank acceptance notes of nil and RMB22,341 received from the Group’s customers as of December 31, 2023 and 2024, respectively. These notes within 6 months maturity dates were issued by customers to pay their payable balances to the Group. No credit loss was recognized for the years ended December 31, 2023 and 2024.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and expected credit losses as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	573,950	819,999
Less: allowance for expected credit losses	(49,132)	(54,972)
Total accounts receivable, net	524,818	765,027

The roll-forward of the allowance for credit losses related to accounts receivable for the years ended December 31, 2023 and 2024 consists of the following activity:

	For the Year ended December 31,
	2023	2024
	RMB	RMB
Balance at beginning of year	6,249	49,132
Provision for expected credit losses	42,883	5,840
Balance at end of year	49,132	54,972

6.	INVENTORIES

	As of December 31,
	2023	2024
	RMB	RMB
Raw materials	126,347	191,578
Work-in-process	199,153	225,726
Finished goods	170,377	64,833
Inventories	495,877	482,137

Inventory write-down was RMB39,431, RMB9,290 and RMB2,222, respectively, for the years ended December 31, 2022, 2023 and 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

7.PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Advances to suppliers	120,556	112,385
Deposits	22,042	11,033
Prepaid expenses	16,372	23,076
Value-added tax recoverable	21,888	28,468
Others	27,224	18,486
Total	208,082	193,448

8.PROPERTY AND EQUIPMENT, NET

Property and equipment, as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Cost
Land	39,312	39,312
Buildings	—	342,673
Electronic equipment	114,237	139,418
Leasehold improvements	67,677	81,431
Machinery and equipment	186,890	350,483
Furniture and fixture	78,169	193,190
Transportation vehicles	5,400	6,487
Total cost	491,685	1,152,994
Less: Accumulated depreciation	(154,473)	(274,177)
Property and equipment, net	337,212	878,817
Construction in Progress	534,399	65,401
Total	871,611	944,218

The buildings as of December 31, 2024 represents the Group’s new research, development and intelligent manufacturing center in Shanghai, PRC. The Group completed the construction of this center and put it into use in January 2024. Construction in progress as of December 31, 2024 represents the Group’s renovation and upgrade of certain production line in Hertz factory. Depreciation expenses were RMB44,856, RMB77,701 and RMB116,953 for the years ended December 31, 2022, 2023 and 2024, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

9.	INTANGIBLE ASSETS, NET

Intangible assets, as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Software	38,143	53,750
Technology	65,235	61,445
Total cost	103,378	115,195
Less: Accumulated amortization	(24,648)	(38,641)
Intangible assets, net	78,730	76,554

Amortization expenses related to intangible assets were RMB7,914, RMB7,704 and RMB13,993 for the years ended December 31, 2022, 2023 and 2024, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Years ended
December 31,
RMB
2025	12,317
2026	11,767
2027	11,767
2028	11,126
2029 and years after	29,577
Total	76,554

10.	LAND-USE RIGHTS, NET

In March 2021, the Group acquired a land-use right at a total cost of RMB43,188 for approximately 26,615 square meters of land in Shanghai, the PRC for the construction of a factory. According to the land-use rights policy in the PRC, the Group has a 50-year use right over the land, and it is amortized over this period on a straight - line basis. The Group recorded amortization expenses of RMB864, RMB863, and RMB863 for the years ended December 31, 2022, 2023 and 2024, respectively. The weighted average remaining lease term was 46.19 years as of December 31, 2024.

11.	LONG-TERM INVESTMENTS

	As of December 31,
	2023	2024
	RMB	RMB
Investments in equity securities without readily determinable fair value	30,000	30,000
Investments in equity method investee	1,811	1,798
Total	31,811	31,798

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

12.	OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Prepayments for purchase of property and equipment	77,596	89,847
Demonstration fleet	3,819	3,521
Long-term deposits	8,612	6,111
Others	141	767
Other non-current assets	90,168	100,246

Long-term deposits mainly consist of rental deposit for offices and production capacity which will not be collectible within one year.

13.NOTES PAYABLE

The Group issued short-term notes payable to settle part of payments to the construction and raw material suppliers. As of December 31, 2023 and 2024, the remaining balance was RMB7,255 and RMB10,096, respectively.

14.BORROWINGS

The short-term and long-term borrowings as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Short-term borrowings:
Short-term bank borrowings	109,900	148,800
Secured bank borrowings related to discounted notes receivable	—	80,000
Long-term bank borrowings, current portion	1,782	116,453
Total	111,682	345,253
Long-term borrowings:
Long-term bank borrowings	285,898	269,438

Short-term bank borrowings

In November 2022, Shanghai Hesai entered into a short-term bank credit facility agreement for up to RMB300,000 with an annual interest rate of China’s one-year loan prime rate (“LPR”) minus 80 bps. The facility of RMB300,000 was expired on November 23, 2023. During the year ended December 31, 2023, the Group drew down RMB109,900 with an annual interest rate of 2.85% and a maturity date of January 16, 2024. During the year ended December 31, 2024, the Group repaid RMB109,900. The outstanding balance were RMB109,900 and nil as of December 31, 2023 and 2024, respectively.

In December 2023, Shanghai Hesai entered into a short-term bank credit facility agreement for up to RMB500,000 with an annual interest rate of China’s one-year loan prime rate (“LPR”) minus 80 bps. The facility of RMB500,000 will expire on December 12, 2024. During the year ended December 31, 2024, the Group drew down RMB154,800 with an annual interest rate range from 2.65% to 2.70%. The maturity dates ranged from January 31, 2025 to February 6, 2025. During the year ended December 31, 2024, the Group repaid RMB6,000. The outstanding balance were nil and RMB148,800 as of December 31, 2023 and 2024, respectively. The weighted average interest rate on borrowings under this agreement as of December 31, 2023 and 2024 was nil and 2.70%, respectively.

The Group has RMB351,200 unused short-term bank facility as of December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

14.BORROWINGS (continued)

Secured bank borrowings related to discounted notes receivable

In July, August and December 2024, the Group factored certain intercompany notes receivable with a total face value of RMB80,000 to several domestic banks for total proceeds of RMB79,300 at effective interest rates ranging from 0.98% to 2.03%. As these factoring of notes receivables was with recourse, the transactions did not qualify as a transfer of financial assets and were recognized as secured bank borrowings included in short-term borrowings. The total intercompany notes receivable pledged for secured bank borrowings was nil and RMB80,000 as of December 31, 2023 and 2024, respectively.

Long-term bank borrowings

In November 2022, Shanghai Hesai entered into a two-year facility of RMB700,000 with an annual interest rate of China’s LPR minus 100 bps. The facility will expire on December 4, 2024. The usage of credit facility is restricted to the purchasing of property and equipment for the production facility under construction in Jiading, Shanghai. The credit facility is secured by Shanghai Hesai’s land-use rights and new research, development and intelligent manufacturing center with a total book value of RMB563,225 as of December 31, 2024. During the year ended December 31, 2023, Shanghai Hesai drew down RMB261,345. During the year ended December 31, 2024, Shanghai Hesai drew down RMB18,569. As of December 31, 2023, the outstanding balance was RMB279,817. As of December 31, 2024, the outstanding balance was RMB298,387 of which RMB89,516 will be repaid within one year and had been reclassified to short-term borrowings. The weighted average interest rate on borrowings under this agreement as of December 31, 2023 and 2024 was 2.65%. The maturity dates of the remaining long-term portion ranged from June 4, 2025 to December 3, 2027.

In October 2023, Zhejiang Hertz entered into a one-year facility of RMB110,000 with an annual interest rate of China’s LPR minus 60 bps. The facility will expire on October 17, 2024. The usage of credit facility is restricted to the purchasing of property and equipment for Hertz factory in Hangzhou, Zhejiang, the borrowing was guaranteed by Shanghai Hesai. During the year ended December 31, 2023, Zhejiang Hertz drew down RMB5,347. During the year ended December 31, 2024, Zhejiang Hertz drew RMB70,069 and RMB21,542 was repaid. As of December 31, 2023, the outstanding balance was RMB5,347 of which RMB1,782 will be repaid within one year and had been reclassified to short-term borrowings. As of December 31, 2024, the outstanding balance was RMB53,874 of which RMB26,937 will be repaid within one year and had been reclassified to short-term borrowings. The weighted average interest rate on borrowings under this agreement as of December 31, 2023 and 2024 was 2.85% and 2.83%, respectively. The maturity dates of the remaining long-term portion ranged from April 17, 2025 to October 17, 2026.

In September 2024, Zhejiang Hertz entered into a five-year facility of RMB150,000 with an annual interest rate of 2.50% per annum. The facility will expire on September 17, 2029. The usage of credit facility is restricted to the purchasing of property and equipment for Hertz factory in Hangzhou, Zhejiang, the borrowing was guaranteed by Shanghai Hesai. During the year ended December 31, 2024, Zhejiang Hertz drew down RMB31,637. As of December 31, 2024, the outstanding balance was RMB31,637. The maturity date was September 17, 2029.

In December 2023, the Group acquired a Swiss company and assumed the long-term borrowings of CHF299 (equivalent to RMB2,516) the company borrowed in 2020, which will mature in 2030. During the year ended December 31, 2024, the Group repaid CHF50. As of December 31, 2024, the outstanding balance was CHF249 (equivalent to RMB1,993)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

14.BORROWINGS (continued)

Long-term bank borrowings - continued

The Group has RMB576,102 unused long-term bank facility as of December 31, 2024. The principal maturities of the long-term borrowings as of December 31, 2023 and 2024 are as follows:

	As of	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB

2025	85,728	116,453
2026	85,728	119,355
2027	111,926	—
2028 and after	2,516	33,630
Total	285,898	269,438

15.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Salaries and welfare payables	195,014	232,927
Payables for purchase of property and equipment	179,839	124,333
Accrued expenses	65,159	111,877
Current portion of operating lease liabilities	34,993	16,103
VAT and other tax payables	19,847	28,563
Advances from employees	3,472	2,923
Total	498,324	516,726

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

16.	LEASES

The Group has operating leases for offices and factories. The Group recognized ROU assets of RMB151,871 and RMB114,260 and corresponding current operating lease liabilities of RMB34,993 and RMB16,103 in accrued expenses and other current liabilities, and long-term operating lease liabilities of RMB119,413 and RMB98,370, as of December 31, 2023 and 2024, respectively. The weighted average remaining lease term was approximately 4.96 years as of December 31, 2024, and the weighted average discount rate were 2.85% and 2.70% for the years ended December 31, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, Operating lease expenses were RMB34,596, RMB37,878 and RMB39,517, respectively.

The maturities of lease liabilities as of December 31, 2023 and December 31, 2024 were as follows:

	As of	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
2024	38,305	—
2025	25,951	18,963
2026	24,672	24,672
2027	24,877	24,672
2028	27,139	27,139
2029	24,877	27,139
Total lease payment	165,821	122,585
Less: imputed interest	(11,415)	(8,112)
Present value of minimum operating lease payments	154,406	114,473
Less: Current operating lease liabilities	(34,993)	(16,103)
Long-term operating lease liabilities	119,413	98,370

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2023 and 2024 were RMB35,982 and RMB35,900, respectively. Right-of-use assets obtained in exchange for the operating lease liabilities in non-cash transactions for the years ended December 31, 2023 and 2024 were RMB133,661 and nil, respectively.

17.	ORDINARY SHARES

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

In 2024, 17,474 Class A ordinary shares held by certain founders were sold to third party investors and converted into Class B ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

18.	NET REVENUES

The following table presents the Group’s net revenues for the years ended December 31, 2022, 2023 and 2024.

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Product revenues
Revenue from LiDAR products	1,122,237	1,735,254	1,946,775
Other product revenues	29,630	29,636	19,259
Service revenues
Engineering design, development and validation service and solution revenue	43,101	100,493	100,290
Other service revenues	7,702	11,606	10,833
Total	1,202,670	1,876,989	2,077,157

The following table summarizes the Group’s revenues recognized at a point in time or over time.

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Revenue recognized at a point of time	1,175,758	1,783,803	2,038,302
Revenue recognized over time	26,912	93,186	38,855
Total	1,202,670	1,876,989	2,077,157

The following table summarizes the Group’s revenues disaggregated by the different geographic location.

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue by geographic location
Mainland China	697,294	991,912	1,542,793
North America	358,549	748,147	280,874
Europe	86,153	70,500	161,095
Other regions	60,674	66,430	92,395
Total	1,202,670	1,876,989	2,077,157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

18.NET REVENUES (continued)

The movements of the Group’s accounts receivable and contract balances are as follows:

	Accounts	Contract	Contract
	Receivable	assets	liabilities
	RMB	RMB	RMB

Opening Balance as of January 1, 2022	85,821	146,537	122,603
Increase(decrease), net	399,223	(133,937)	(82,225)
Ending Balance as of December 31, 2022	485,044	12,600	40,378
Increase, net	39,774	7,088	39,547
Ending Balance as of December 31, 2023	524,818	19,688	79,925
Increase(decrease), net	240,209	(9,779)	(46,931)
Ending Balance as of December 31, 2024	765,027	9,909	32,994

Revenues with amount of RMB109,120, RMB37,111, and RMB72,585 were recognized in the years ended December 31, 2022, 2023 and 2024, respectively, that were included in the balance of contract liabilities at the beginning of each year.

19.OTHER OPERATING INCOME, NET

The following table presents the Group’s other operating income, net for the years ended December 31, 2022, 2023 and 2024.

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Project-based payment	—	—	203,319
Government grants	10,825	14,280	71,174
Gain from disposing of subsidiary	—	6,129	—
Gain from transferring patents	—	6,111	—
Others	(8)	—	1,600
Total	10,817	26,520	276,093

In October 2024, the Group received a one-off project-based payment of US$28,754 (equivalent to RMB203,319) from a leading global OEM headquartered in the United States (“the OEM customer”). This payment was intended to compensate the Group for the investments in research and development, as well as the actual costs of work-in-progress and raw materials incurred in connection with a contract with the OEM customer entered in March 2023. This contract, originally set to remain effective through December 2025, was terminated by the OEM customer due to the suspension of the relevant project by it.

Government grants mainly consist of the value-added tax benefits, operating subsidies and production line construction subsidies received from PRC local governments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

20.	INCOME TAXES

United States

The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the years ended December 31, 2022, 2023 and 2024 is 27.98%, which is a blended state and federal rate.

PRC

The PRC Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008, applies a uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic enterprises. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the regular 25% EIT rate.

Shanghai Hesai applied for the HNTE qualification and received approval in December 2019, and such qualification was renewed in November 2022 for 2022 to 2024. Shanghai Hesai was entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years ended December 2022, 2023 and 2024. Zhengjiang Hertz applied for the HNTE qualification in December 2024 and was entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years ended December 2024, 2025 and 2026. While Shanghai Hesai and Zhejiang Hertz are in accumulated tax loss status as of December 31, 2024, the aforesaid tax benefits are not utilized.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

20.INCOME TAXES (continued)

Withholding tax on undistributed dividends - continued

The current and deferred portion of income tax (benefits) expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expenses	2	13	1,130
Deferred tax (benefits) expenses	(68)	645	—
Income tax (benefits) expenses	(66)	658	1,130

Net Loss before income tax by tax jurisdiction:

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net loss before income tax from PRC operations	(251,302)	(480,479)	(25,325)
Net (loss) gain before income tax from non-PRC operations	(49,529)	5,169	(75,921)
Total net loss before income tax	(300,831)	(475,310)	(101,246)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Year ended December 31,
	2022	2023	2024
Statutory income tax rate	25.00%	25.00%	25.00%
Effect of different tax rate of different jurisdictions	(3.09)%	(0.79)%	8.00%
Non-deductible expenses*	(6.12)%	(12.42)%	(17.37)%
Effect of super deduction on R&D expenses	41.00%	37.21%	105.66%
Tax-free income	—	0.32%	0.38%
Effect of change of valuation allowance	(56.77)%	(49.46)%	(122.79)%
Income tax expenses	0.02%	(0.14)%	(1.12)%
*	Non-deductible expenses mainly consist of share-based compensation, inventory write-down and provision for expected credit losses.

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
– Net operating loss carry forwards	547,908	712,079
– Deductible temporary differences	71,706	79,736
– Deferred revenue	19,620	15,283
Less: valuation allowance	(639,234)	(807,098)
Net deferred tax assets	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

20.INCOME TAXES (continued)

Movement of valuation allowance

Movement of valuation allowance is as follows:

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	241,485	410,857	639,234
Addition	169,372	228,377	167,864
Total	410,857	639,234	807,098

For the years ended December 31, 2022, 2023 and 2024, the Group had net operating loss carry forwards of approximately RMB1,492,808, RMB2,221,545 and RMB2,883,551, respectively, which mainly arose from the subsidiaries established in the PRC and United States. The loss carry forwards will expire during the period from 2024 to 2033, while the federal loss carry forwards for US entities do not expire and can be carried forward indefinitely. The Group had provided a full valuation allowance for the deferred tax assets as of December 31, 2023, and 2024, as management determined that deferred tax assets were not more likely than not to be realizable in future tax years based on all available evidence.

21.	SHARE-BASED COMPENSATION

Employee share options

On February 26, March 11, May 20, August 19, November 18 and November 25, 2024 under the 2021 Plan, the Company granted 5,890,059 share options to certain employees, the vesting schedule of the awards include:

1)	Twenty-five percent (25%) of the 4,967,784 options to be vested on each of the first, second, third and fourth anniversaries of the vesting commencement date.
2)	One twelfth (1/12) of the 38,602 options to be vested on each calendar month, from the first full calendar month following the vesting commencement date though the twelfth (12th) month.
3)	One forty-eighth (1/48) of the 883,673 options to be vested on each calendar month, from the first full calendar month following the vesting commencement date though the forty-eighth (48th) month.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

21.	SHARE-BASED COMPENSATION (continued)

Employee share options - continued

The binomial option pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
Expected volatility	74.00% – 80.00%	82.00% - 85.00%	84.00% - 89.00%
Risk-free interest rate (per annum)	1.94% – 3.83%	3.57% - 4.47%	3.74% - 4.50%
Expected dividend yield	0.00%	0.00%	0.00%
Employee forfeiture rate (per annum)	3.80% – 3.92%	2.40% - 7.50%	7.50% - 13.30%
Exercise multiples	2.50	2.50	2.50
Expected term	7.00	7.00	7.00
Fair value of underlying ordinary share (per share)	US$18.11 – 19.91	US$7.95 - 15.47	US$3.62 - 5.06
Fair value of awards on valuation date	US$12.93 – 17.11	US$5.38 - 10.51	US$3.11 -4.74

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

7)Fair value of underlying ordinary share (per share)

The fair value was the Group’s stock price on valuation date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

21.	SHARE-BASED COMPENSATION (continued)

Employee share options - continued

The following table summarizes the activities of the Group’s share options classified as equity for the year ended December 31, 2024:

				Weighted
		Weighted	Weighted	average
	Number	average	average	remaining	Aggregate
	of	exercise	grant date	contract	intrinsic
	options	price	fair value	life	value
		RMB	RMB	Years	RMB
Outstanding at December 31, 2023	10,191,721	16.07	62.08	4.97	482,135
Granted	5,890,059	5.69	25.34	—	—
Forfeited	2,070,535	13.83	—	—	—
Exercised	4,093,736	13.31	—	—	370,257
Outstanding at December 31, 2024	9,917,509	11.52	42.10	5.41	887,259
Vested and expected to vest as of December 31, 2024	9,917,509	11.52	42.10	5.41	887,259
Exercisable as of December 31, 2024	3,157,171	17.43	52.97	3.72	275,284

The weighted-average grant-date fair value of options granted during the years 2022, 2023, and 2024 was RMB121.62, RMB55.08, and RMB25.34, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2023, and 2024, was nil, RMB74,380 and RMB370,257, respectively.

Total compensation expense recognized for the years ended December 31, 2022, 2023 and 2024 was RMB104,750, RMB228,312 and RMB109,391, respectively.

As of December 31, 2024, there was RMB218,600 of unrecognized compensation expenses, which is expected to be recognized over a weighted average period of 2.10 years.

Restricted share units (“RSUs”)

On February 26, March 11, May 20, August 19, November 18 and November 25, 2024 under the 2021 Plan, the Company granted 490,821 RSUs to eligible management team, the vesting schedule of the awards include:

1)	Fifty percent (50%) of the 15,000 RSUs to be vested on each of the first and second anniversaries of the vesting commencement date.
2)	Twenty-five percent (25%) of the 439,278 RSUs to be vested on each of the first, second, third and fourth anniversaries of the vesting commencement date.
3)	One eighth (1/8) of the 36,543 RSUs shall vest every six months from the vesting commencement date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

21.	SHARE-BASED COMPENSATION (continued)

Restricted share units (“RSUs”) - continued

The following table summarizes the activities of the Group’s RSUs classified as equity for the year ended December 31, 2024:

		Weighted
	Numbers of	average grant
	RSUs	date fair value
		RMB
Outstanding at January 1, 2024	153,321	76.06
Granted	490,821	31.22
Forfeited	15,395	—
Vested	78,400	—
Outstanding at December 31, 2024	550,347	38.25

The Group did not grant RSUs during the years 2022. The weighted-average grant-date fair value of share units granted during the years 2023 and 2024 was RMB76.52 and RMB31.22, respectively. The total intrinsic value of share units exercised during the years ended December 31, 2023 and 2024 was RMB2,252 and RMB7,789. Total compensation expense recognized for the years ended December 31, 2023 and 2024 was RMB5,646 and RMB6,507.

As of December 31, 2024, there was RMB19,722 of unrecognized compensation expenses, which is expected to be recognized over a weighted average period of 2.11 years.

Tandem award

In May 2022, the Company granted an employee with a share option award of 60,000 shares with a per share exercise price of US$18.65, which is based on the fair value of the ordinary share at the date of the grant. The options will vest ratably over a four-year period with 25% vested every year. The option agreement includes a provision whereby the grantee can choose to receive cash payment at US$8 per share for any options that are vested but not exercised if his employment upon termination of employment when such grantee continuously work for the Group for four years. Exercise of share options cancels the cash award, and the cash redemption cancels all the vested share options. The Company considered this award as a combination grant of a cash settlement component with compensation cost measured based on the combined value.

This tandem award was originally classified as liability. In April 2024, share options were exercised and converted into equity. Total compensation expense recognized for the years ended December 31, 2022, 2023 and 2024 was RMB469, RMB666 and RMB166, respectively.

Share-based compensation for all employee share options, restricted share units and tandem award

The Group recorded share-based compensation expense of RMB105,219, RMB234,624 and RMB116,064 for the years ended December 31, 2022, 2023 and 2024, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	8,037	16,245	6,932
Sales and marketing expenses	6,291	20,682	12,972
General and administrative expenses	48,998	63,326	27,776
Research and development expenses	41,893	134,371	68,384
Total	105,219	234,624	116,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

22.	RELATED PARTY TRANSACTIONS

Major related parties that transacted with the Group and their respective relationship to the Group listed as below:

Name of the related parties	Relationship
Mr. Kai Sun	Founding Shareholder
Mr. Yifan Li	Founding Shareholder
Mr. Shaoqing Xiang	Founding Shareholder
Mr. Minglie Hu	Shareholder
Mr. Min Ai	Shareholder
Shanghai Leyi Technology L.P.	An affiliate of the shareholder of the Group

For the years ended December 31, 2022, 2023 and 2024, significant related party transactions were as follows:

	For year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Payment for equity acquisition consideration
Founding Shareholders and certain shareholders	—	17,506	—
Total	—	17,506	—

	For year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Subscription consideration received from shareholders
Founding Shareholders and certain shareholders	—	17,506	—
Total	—	17,506	—

The balances due to related parties of financing are as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Amounts due to related parties, net of allowance
Founding Shareholders and certain shareholders	334,283	326,028	326,256
An affiliate of the shareholder of the Group	—	14,023	8,997
Total	334,283	340,051	335,253

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

23.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted losses per share for the years indicated:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator
Net loss	(300,765)	(475,968)	(102,376)
Deemed dividend	(446,419)	—	—
Net loss attributable to ordinary shareholders	(747,184)	(475,968)	(102,376)
Denominator
Weighted average number of ordinary shares outstanding-basic and diluted	115,534,593	124,783,013	129,188,125
Basic and diluted net loss per share attributable to ordinary shareholders	(6.47)	(3.81)	(0.79)

For the years ended December 31, 2022, 2023 and 2024, the following share options were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the period prescribed.

	For the year ended December 31,
	2022	2023	2024
	Number	Number	Number
Shares issuable upon exercise of share options	9,608,634	10,191,721	9,917,509
Shares issuable upon vest of restricted share units	—	153,321	550,347
Shares issuable upon exercise of tandem award	60,000	60,000	—
Total	9,668,634	10,405,042	10,467,856

24.	EMPLOYEE BENEFIT

Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require that the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB82,877, RMB122,844 and RMB133,066 for the years ended December 31, 2022, 2023 and 2024, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

25.STATUTORY RESERVES AND RESTRICTED NET ASSETS

The Group’s entities in the PRC are required under PRC laws to distribute its after-tax profits of the current year and set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. The statutory reserve funds are not distributable as cash dividends. The Group has no statutory reserve balance as of December 31, 2023 and 2024.

The PRC entities with the Group are restricted from transferring their net assets to the Company, which include paid-in capital and statutory reserves. As of December 31, 2024, the balance of restricted net assets was RMB3,373,824.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

26.	COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments related to the new manufacturing facility in Shanghai

Future minimum capital payment under non-cancellable agreements are as follows:

As of December 31,
2024
RMB
2025	132,883

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

The actual royalty fees for the years ended December 31, 2022, 2023 and 2024 were RMB18,044, RMB35,288 and RMB24,542, respectively.

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

27.SUBSEQUENT EVENT

The Group has evaluated subsequent events through April 1, 2025, which is the date when the financial statements were issued.

On March 10, 2025, the Group granted a total of 372,780 share options at the exercise price of US$3.49, and 4,308 RSUs to certain employees under the 2021 Plan, with the vesting period of 4 years.

In January and March 2025, the Company received subscription receivables of RMB292,721 in total from the Founding Shareholders and certain shareholders. All payables or subscription receivables related to 2021 reorganization of the Group were settled as of April 1, 2025.

ADDITIONAL INFORMATION OF THE PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

HESAI GROUP

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2023 and 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			(Note 2)
ASSETS
Cash and cash equivalents	363,778	1,056,383	144,724
Short-term investments	581,962	—	—
Prepayments and other current assets	8,005	4,100	562
Investments in subsidiaries	2,929,800	2,915,337	399,400
Property and equipment, net	5	—	—
TOTAL ASSETS	3,883,550	3,975,820	544,686
LIABILITIES AND SHAREHOLDERS’ EQUITY
Amounts due to subsidiaries	14,024	8,997	1,233
Accrued expenses and other current liabilities	7,208	35,092	4,807
TOTAL LIABILITIES	21,232	44,089	6,040

Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value, 50,000,000 shares authorized, 30,033,379 and 30,015,905 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	19	19	3
Class B Ordinary shares (US$0.0001 par value, 900,000,000 shares authorized, 99,626,332 and 101,143,806 shares issued, 96,995,110 and 101,143,806 shares outstanding as of December 31, 2023 and 2024, respectively)	67	70	10
Additional paid-in capital	7,423,862	7,577,113	1,038,060
Subscription receivables	(292,721)	(292,721)	(40,103)
Accumulated other comprehensive income	38,440	56,975	7,806
Accumulated deficit	(3,307,349)	(3,409,725)	(467,130)
Total shareholders’ equity	3,862,318	3,931,731	538,646
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,883,550	3,975,820	544,686

ADDITIONAL INFORMATION OF THE PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

HESAI GROUP

CONDENSED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	—	—	—	—
Sales and marketing expenses	—	—	(6,741)	(924)
General and administrative expenses	(37,105)	(98,099)	(67,475)	(9,244)
Interest income	—	42,402	50,754	6,954
Foreign exchange (gain) loss, net	2	(12)	(9)	(1)
Equity in deficit of subsidiaries	(263,662)	(420,259)	(78,905)	(10,810)
Net Loss	(300,765)	(475,968)	(102,376)	(14,025)
Deemed dividend	(446,419)	—	—	—
Net loss attributable to ordinary shareholders of the Company	(747,184)	(475,968)	(102,376)	(14,025)

Net Loss	(300,765)	(475,968)	(102,376)	(14,025)
Comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(12,073)	42,048	18,535	2,539
Comprehensive loss	(312,838)	(433,920)	(83,841)	(11,486)

ADDITIONAL INFORMATION OF THE PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

HESAI GROUP

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net loss	(300,765)	(475,968)	(102,376)	(14,025)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2	3	3	1
Loss from equity in earnings of subsidiaries	263,662	420,259	78,905	10,810
Share-based compensation	33,342	42,379	11,922	1,633
Fair value change of short-term investments	—	(12,500)	12,500	1,712
Foreign exchange (gain) loss, net	(2)	12	9	1
Changes in operating assets and liabilities:
Prepayments and other current assets	(545)	(1,544)	3,905	535
Accrued expenses and other current liabilities	2,611	6,281	27,885	3,820
Net cash (used in) provided by operating activities	(1,695)	(21,078)	32,753	4,487
Cash flows from investing activities:
Purchases of short-term investments	—	(742,287)	(309,349)	(42,381)
Maturity of short-term investments	—	176,302	878,812	120,397
Purchases of property and equipment	(10)	—	—	—
Payment and collection of loans to and investments in subsidiaries	—	(379,237)	55,792	7,643
Net cash (used in) provided by investing activities	(10)	(945,222)	625,255	85,659
Cash flows from financing activities:
Cash contribution from shareholders in connection with the 2021 Reorganization	—	17,506	—	—
Proceeds from issuance of ordinary shares	—	1,225,470	—	—
Payment of offering costs	—	(22,828)	—	—
Proceeds from issuance of ordinary shares upon the exercise of stock options	—	2,872	34,139	4,677
Collection and payments of amounts due to subsidiaries	—	14,024	(15,710)	(2,152)
Net cash provided by financing activities	—	1,237,044	18,429	2,525
Net (decrease) increase in cash and cash equivalents	(1,705)	270,744	676,437	92,671
Cash and cash equivalents, beginning of the year	36,160	35,411	363,778	49,837
Effect of foreign exchange rate changes on cash and cash equivalents	956	57,623	16,168	2,216
Cash and cash equivalents, end of the year	35,411	363,778	1,056,383	144,724
Supplemental disclosure of non-cash financing activities:
Accrued offering cost	480	—	—	—

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
3.As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
4.Translations of balances from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.2993, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2024. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2024, or at any other rate.